08042966

Severn Bancorp, Inc.

2007
Annual Report

March 20, 2008

Dear Severn Bancorp, Inc. Shareholders:

The company's performance in 2007 was not in keeping with our past results. What began in late 2006 as a slow down in the residential real estate market has now matured into what appears to be a significant overall economic downturn.

2007 net income was $11,111,000 compared to $15,748,000 in 2006, and earnings per share dropped to $1.10 in 2007 compared to $1.56 in 2006. Our returns on average assets and average equity, respectively, were 1.19% and 12.09% in 2007, compared to 1.77% and 19.59% in 2006. While these returns are actually quite respectable, they are disappointing to us.

2008 looks to be quite challenging. Although it appears that the overall economy is heading in the wrong direction, this is just another cycle that we will have to work through. Even though our industry is struggling with compressed interest rate margins and loan delinquencies, I remain convinced that this company will continue to be successful over the long term as we continue to take steps to ensure financial success.

Sincerely,

Alan J. Hyatt
President

Severn Bancorp Financial Highlights

(dollars in thousands, except per share data)

	2007	2006	2005	2004	2003
Balance Sheet Data:					
Total assets	**$962,234**	$911,916	$849,774	$703,616	$540,471
Total loans, net	**893,014**	835,477	779,333	656,967	506,026
Total nonperforming assets	**10,693**	6,897	1,693	939	469
Deposits	**652,773**	626,524	594,893	527,413	419,726
Stockholders' equity	**95,276**	86,442	72,712	60,154	48,970
Net income	**11,111**	15,748	14,554	12,931	11,329
Per Share Data *					
Net income per common share:					
Basic earnings	**$1.10**	$1.56	$1.45	$1.29	$1.11
Diluted earnings	**1.10**	1.56	1.45	1.29	1.11
Book value	**9.46**	8.59	7.23	5.97	4.86
Common stock cash dividends	**0.24**	0.22	0.20	0.17	0.14
Performance ratios:					
Return on average assets	**1.19%**	1.77%	1.84%	2.02%	2.23%
Return on average equity	**12.09%**	19.59%	21.85%	23.56%	25.22%
Efficiency ratio	**43.43%**	33.50%	33.95%	33.37%	32.69%

**retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 effective for shares outstanding March 15, 2007, a 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006,and a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004.*

TOTAL ASSETS
($ IN MILLIONS)


1,000
900
800
700
600
500
400
300
200
100
0
'03 '04 '05 '06 '07

DEPOSITS
($ IN MILLIONS)


700
600
500
400
300
200
100
0
'03 '04 '05 '06 '07

NET INCOME
($ IN THOUSANDS)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
'03 '04 '05 '06 '07

ANNUAL DIVIDEND
PER SHARE


$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
'03 '04 '05 '06 '07

DILUTED
EARNINGS
PER SHARE


$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
'03 '04 '05 '06 '07

Severn Bancorp, Inc.

Financial Highlights

(dollars in thousands, except per share information)

	As of December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Total assets	$962,234	$911,916	$849,774	$703,616	$540,471
Total loans, net (including loans held for sale)	893,014	835,477	779,333	656,967	506,026
Total non-performing assets	10,693	5,927	1,693	939	469
Deposits	652,773	626,524	594,893	527,413	419,726
Short-term borrowings	15,000	18,000	26,000	-	6,000
Long-term borrowings	175,000	155,000	132,000	89,000	59,000
Subordinated debentures	20,619	20,619	20,619	20,619	-
Stockholders' equity	95,276	86,442	72,712	60,154	48,970
Book value per share*	9.46	8.59	7.23	5.97	4.86

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
Operations Data:					
Net interest income	$33,638	$38,115	$35,180	$30,198	$24,746
Net interest income after provision for loan losses	31,176	36,554	33,610	28,998	23,846
Non-interest income	4,336	3,867	2,748	3,402	4,674
Non-interest expense	16,492	14,065	12,878	11,211	9,616
Net income	11,111	15,748	14,554	12,931	11,329
Basic earnings per share *	1.10	1.56	1.45	1.29	1.11
Diluted earnings per share *	1.10	1.56	1.45	1.29	1.11
Common Stock Cash dividends declared per share*	0.24	0.22	0.20	0.17	0.14
Common Stock dividends declared per share to diluted earnings per share *	21.82%	13.95%	13.84%	13.38%	12.30%
Weighted number of shares outstanding basic *	10,066,283	10,065,289	10,065,002	10,065,002	10,034,690
Weighted number of shares outstanding diluted *	10,066,283	10,069,056	10,065,002	10,065,002	10,060,670
Performance Ratios:					
Return on average assets	1.19%	1.77%	1.84%	2.02%	2.23%
Return on average equity	12.09%	19.59%	21.85%	23.56%	25.22%
Interest rate spread	3.45%	4.20%	4.32%	4.60%	4.77%
Net interest margin	3.81%	4.50%	4.58%	4.81%	4.99%
Non-interest expense to average assets	1.76%	1.58%	1.63%	1.75%	1.89%
Efficiency ratio	43.43%	33.50%	33.95%	33.37%	32.69%

* Retroactively adjusted to reflect 10% stock dividend declared February 20, 2007 effective for shares outstanding March 15, 2007, a 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006, and a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________________ to_______________________ .

Commission File Number 0-49731

SEVERN BANCORP, INC.

(Exact name of registrant as specified in its charter)

Maryland	52-1726127
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
200 Westgate Circle, Suite 200, Annapolis, Maryland	21401
(Address of principal executive offices)	(Zip Code)

(410) 260-2000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes☐ No ☑

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 of 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐
Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act). Yes☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on June 30, 2007 was $79,023,189 ($16.33 per share based on shares of common stock outstanding at June 30, 2007).

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

Indicate the number of shares outstanding for each of the registrant's classes of common stock, as of the latest practicable date.

As of March 1, 2008, there were issued and outstanding 10,066,679 shares of the registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portion's of the registrant's Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, which Definitive Proxy Statement will be filed with the Securities and Exchange Commission no later than 120 days after the registrant's fiscal year-ended December 31, 2007, are incorporated by reference into Part III of this Form 10-K; provided, however, that the Compensation Committee Report, the Audit Committee Report and any other information in such proxy statement that is not required to be included in this Annual Report on Form 10-K, shall not be deemed to be incorporated herein by reference or filed as a part of this Annual Report on Form 10-K.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Severn Bancorp, Inc. ("Bancorp") may from time to time make written or oral "forward-looking statements", including statements contained in Bancorp's filings with the Securities and Exchange Commission (including this Annual Report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by Bancorp, pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Bancorp operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences include, but are not limited to, changes in the economy and interest rates both in the nation and Bancorp's general market area, federal and state regulation, competition and other factors detailed in "Item 1A. Risk Factors" of Part I of this Form 10-K. The forward-looking statements contained herein include, but are not limited to, those with respect to management's determination of the amount of loan loss allowance; and the effect of changes in interest rates. The words "anticipated," "estimated," "expected," "intend," "may," "plan," "will," "would," "could," "should," "guidance," "potential," "continue," "project," "forecast," "confident," and similar expressions are typically used to identify forward-looking statements. Bancorp's operations and actual results could differ significantly from those discussed in the forward-looking statements.

Bancorp disclaims any intent or obligation to publicly update or revise any forward-looking statements, regardless of whether new information becomes available, future developments occur or otherwise.

PART I

Item 1. Business

General

Bancorp is a savings and loan holding company chartered as a corporation in the state of Maryland in 1990. It conducts business through three subsidiaries: Severn Savings Bank, FSB ("Bank"), its principal subsidiary; Louis Hyatt, Inc. ("HC"), which is doing business as Hyatt Commercial, a commercial real estate brokerage and property management company; and SBI Mortgage Company ("SBI"), which holds mortgages that do not meet the underwriting criteria of the Bank, and is the parent company of Crownsville Development Corporation ("Crownsville"), which is doing business as Annapolis Equity Group, which acquires real estate for syndication and investment purposes.

On December 17, 2004, Bancorp acquired all the common stock of newly formed Severn Capital Trust I, a Delaware business trust. Severn Capital Trust I issued $20,000,000 of trust preferred securities in a private placement pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. Bancorp irrevocably and unconditionally guaranteed the trust preferred securities. The proceeds of the trust preferred securities were used to purchase subordinated debentures of Bancorp.

The Bank has four branches in Anne Arundel County, Maryland, which offer a full range of deposit products, and originate mortgages in its primary market of Anne Arundel County, Maryland and, to a lesser extent, in other parts of Maryland, Delaware and Virginia.

As of December 31, 2007, Bancorp had total assets of $962,234,000, total deposits of $652,773,000, and total stockholders' equity of $95,276,000. Net income of Bancorp for the year ended December 31, 2007 was $11,111,000. For more information, see "Item 6. Selected Financial Data."

Bancorp's internet address is www.severnbank.com. Bancorp makes available free of charge on www.severnbank.com its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such material with, or furnish it to, the SEC.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests should be directed to:

S. Scott Kirkley
Executive Vice President
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, Maryland 21401

The information on the website listed above, is not and should not be considered part of this Annual Report on Form 10-K and is not incorporated by reference in this document. This website is and is only intended to be an inactive textual reference.

Business of the Bank

The Bank was organized in 1946 in Baltimore, Maryland as Pompei Permanent Building and Loan Association. It relocated to Annapolis, Maryland in 1980 and its name was changed to Severn Savings Association. Subsequently, the Bank obtained a federal charter and changed its name to Severn Savings Bank, FSB. The Bank operates four full-service branch offices, and one administrative office. The Bank operates as a federally chartered savings bank whose principal business is attracting deposits from the general public and investing those funds in mortgage loans. The Bank also uses advances, or loans from the Federal Home Loan Bank of Atlanta, ("FHLB-Atlanta") to fund its mortgage activities. The Bank provides a wide range of retail and mortgage banking services. Deposit services include checking, savings, money market, time deposit and individual retirement accounts. Loan services include various types of real estate, consumer, and commercial lending. The Bank also provides safety deposit boxes, ATMs, debit cards, and internet and telephone banking.

The Bank's revenues are derived principally from interest earned on mortgage loans, fees charged in connection with the loans and banking services, and gains realized from the sale of mortgage loans. The Bank's primary sources of funds are deposits, advances from the FHLB-Atlanta, principal amortization and prepayment of its loans. The principal executive offices of the Bank are maintained at 200 Westgate Circle, Suite 200, Annapolis Maryland, 21401. Its telephone number is 410-260-2000 and its e-mail address is mailman@severnbank.com.

In addition to its deposit and lending activities, the Bank offers title insurance and real estate settlement services through its wholly owned subsidiary, Homeowner's Title and Escrow Corporation ("Homeowner's").

As of December 31, 2004, the Bank owned all of the Common Stock of Severn Preferred Capital Corporation ("Severn Capital"). On December 22, 2004, the Bank announced it was liquidating Severn Capital and redeeming the outstanding preferred stock at $20 per share on January 31, 2005. Severn Capital was a real estate investment trust that issued and had outstanding 200,002 shares of Series A Preferred Stock. The preferred stock had an aggregate outstanding balance of $4,000,040 at December 31, 2004, which qualified as regulatory capital of the Bank. The Series A Preferred Stock paid a 9% annual non-cumulative dividend. On January 31, 2005, the Bank liquidated Severn Capital and redeemed the outstanding preferred stock at $20 per share.

The Thrift Industry

Thrift institutions are financial intermediaries which historically have accepted savings deposits from the general public and, to a lesser extent, borrowed funds from outside sources and invested those deposits and funds primarily in loans secured by first mortgage liens on residential and other types of real estate. Such institutions may also invest their funds in various types of short- and long-term securities. The deposits of bank and thrift institutions are insured by the Deposit Insurance Fund ("DIF") as administered by the Federal Deposit Insurance Corporation ("FDIC"), and these institutions are subject to extensive regulations. These regulations govern, among other things, the lending and other investment powers of thrift institutions, including the terms of mortgage instruments these institutions are permitted to utilize, the types of deposits they are permitted to accept, and reserve requirements.

The operations of thrift institutions, including those of the Bank, are significantly affected by general economic conditions and by related monetary and fiscal policies of the federal government and regulations and policies of financial institution regulatory authorities, including the Board of Governors of the Federal Reserve System (the "FRB") and the Office of Thrift Supervision ("OTS"). Lending activities are influenced by a number of factors including the demand for housing, conditions in the construction industry, and availability of funds. Sources of funds for lending activities include savings deposits, loan principal payments, proceeds from sales of loans, and borrowings from the Federal Home Loan Bank ("FHLB") and other sources. Savings flows at thrift institutions such as the Bank are influenced by a number of factors including interest rates on competing investments and levels of personal income.

Earnings

The Bank's earnings depend primarily on the difference between income from interest-earning assets such as loans and investments, and interest paid on interest-bearing liabilities such as deposits and borrowings. The Bank typically engages in long-term mortgage lending at fixed rates of interest, generally for periods of up to 30 years, while accepting deposits for considerably shorter periods. However, many of the Bank's long-term fixed-rate loans are sold in the secondary market, resulting in gains on the sale of such loans by the Bank.

Generally, rapidly rising interest rates cause the cost of interest-bearing liabilities to increase more rapidly than yields on interest-earning assets, thereby adversely affecting the earnings of many thrift institutions. While the industry has received expanded lending and borrowing powers in recent years permitting different types of investments and mortgage loans, including those with floating or adjustable rates and those with shorter terms, earnings and operations are still highly influenced by levels of interest rates and financial market conditions and by substantial investments in long-term mortgage loans.

Competition

The Annapolis, Maryland area has a high density of financial institutions, many of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes primarily from savings and loan associations, savings banks, mortgage banking companies, insurance companies, and commercial banks. Its most direct competition for deposits has historically come from savings and loan associations, savings banks, commercial banks, and credit unions. The Bank faces additional competition for deposits from short-term money market funds and other corporate and government securities funds. The Bank also faces increased competition for deposits from other financial institutions such as brokerage firms and insurance companies. The Bank is a community-oriented financial institution serving its market area with a wide selection of mortgage loans. Management considers the Bank's reputation for financial strength and customer service as its major competitive advantage in attracting and retaining customers in its market area. The Bank also believes it benefits from its community orientation.

Net Interest Income

Net interest income increases during periods when the spread between the Bank's weighted average rate at which new loans are originated and the weighted average cost of interest-bearing liabilities widens. Market factors such as interest rates, competition, consumer preferences, the supply of and demand for housing, and the availability of funds affect the Bank's ability to originate loans.

The Bank has supplemented its interest income through purchases of investments when appropriate. This activity generates positive interest rate spreads on large principal balances with minimal administrative expense.

Interest Rate and Volume of Interest-Related Assets and Liabilities

Both changes in rate and changes in the composition of the Bank's interest-earning assets and interest-bearing liabilities can have a significant effect on net interest income.

For information concerning the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Bank's interest income and expense during the fiscal years ended December 31, 2007 and 2006, refer to Item 6, "Selected Financial Data - Rate Volume Table".

Market Area

The Bank's market area for deposit gathering is primarily Anne Arundel County, Maryland and nearby areas, due to its four branch locations, all located in Anne Arundel County. The principal business of the Bank is attracting deposits from the general public and investing those deposits, together with other funds, in mortgage and consumer loans, mortgage-backed securities and investment securities. The Bank's revenues are derived principally from interest earned on mortgage, consumer and other loans, fees charged in connection with loans and banking services, interest and dividends earned on other investments. The Bank's primary sources of funds are deposits and loan interest, principal amortization and prepayments.

The primary focus of the Bank's lending activities has been on first mortgage loans secured by real estate for the purpose of purchasing, refinancing, developing and constructing one-to-four family residences and commercial properties in and near Anne Arundel County, Maryland. The Bank does originate mortgage loans throughout the states of Maryland, Virginia and Delaware. The Bank participates in the secondary market and sold approximately 26% of the fixed-rate long-term mortgages that it originated in 2007.

Loan Portfolio Composition

The following table sets forth the composition of the Bank's loan portfolios by type of loan at the dates indicated. The table includes a reconciliation of total net loans receivable, including loans held for sale, after consideration of undisbursed portion of loans, deferred loan fees and discounts, and allowances for losses on loans as of December 31:

	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
					(dollars in thousands)					
Residential mortgage	$320,303	32.45%	$249,448	26.15%	$219,988	23.71%	$215,767	27.30%	$187,498	30.83%
Construction, land acquisition and development	297,823	30.18%	339,122	35.55%	390,376	42.07%	343,101	43.42%	240,757	39.58%
Land	93,717	9.50%	90,747	9.51%	77,319	8.33%	33,419	4.23%	25,820	4.25%
Lines of credit	29,713	3.01%	40,733	4.27%	35,491	3.82%	29,096	3.68%	19,581	3.22%
Commercial real estate	205,755	20.85%	193,299	20.26%	163,449	17.61%	127,768	16.17%	106,823	17.56%
Commercial non-real estate	3,416	0.34%	3,348	0.35%	3,412	0.37%	3,859	0.49%	3,813	0.63%
Home equity	32,748	3.32%	32,758	3.44%	32,974	3.55%	28,101	3.56%	18,391	3.02%
Consumer	2,355	0.24%	1,537	0.16%	1,768	0.19%	2,489	0.31%	2,364	0.39%
Loans held for sale	1,101	0.11%	2,970	0.31%	3,216	0.35%	6,654	0.84%	3,175	0.52%
Total gross loans	986,931	100.00%	953,962	100.00%	927,993	100.00%	790,254	100.00%	608,222	100.00%
Deferred loan origination fees and costs, net	(4,898)		(4,712)		(4,916)		(4,157)		(3,344)	
Loans in process	(78,238)		(104,747)		(136,239)		(123,195)		(94,020)	
Allowance for loan losses	(10,781)		(9,026)		(7,505)		(5,935)		(4,832)	
Total loans net	$893,014		$835,477		$779,333		$656,967		$506,026	

Lending Activities

General

The Bank originates mortgage loans of all types, including residential, residential-construction, commercial-construction, commercial and land and residential lot loans. To a lesser extent, the Bank also originates non-mortgage loans, which include consumer, business and commercial loans. These loans constitute a small part of the Bank's portfolio.

The Bank originated and funded $251,681,000 and $285,820,000 of mortgage loans for the years ended December 31, 2007 and 2006, respectively.

Loan Origination Procedures

The following table contains information on the activity of the Bank's loans held for sale and its loans held for investment in its portfolio:

	For the Years ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Held for Sale:			
Beginning balance	$2,970	$3,216	$6,654
Originations	18,320	31,322	73,766
Net sales	(20,189)	(31,568)	(77,204)
Ending balance	$1,101	$2,970	$3,216
Held for investment:			
Beginning balance	$950,992	$924,777	$783,600
Originations and purchases	239,336	260,715	252,525
Repayments/payoffs	(204,498)	(234,500)	(111,348)
Ending balance	$985,830	$950,992	$924,777

The Bank originates residential mortgage loans that are intended for sale in the secondary market as well as loans that are to be held in the Bank's investment portfolio. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market, and are approved either by the Bank's underwriter or the correspondent's underwriter. Loans considered for the Bank's portfolio are approved by the Bank's loan committee, which includes an Executive Vice President of the Bank. Meetings of the loan committee are open to attendance by any member of the Bank's Board of Directors who wishes to attend. The loan committee reports to and consults with the Board of Directors in interpreting and applying the Bank's lending policy. Single loans greater than $2 million, or relationships greater than $4 million, up to $16,160,000 (the maximum amount of a loan to one borrower as of December 31, 2007), must also have Board of Director's approval.

Loans that are sold are typically long-term (15 or more years) loans with fixed interest rates eligible for resale in the secondary market. Loans retained for the Bank's portfolio typically include construction loans, commercial loans and loans that periodically reprice or mature prior to the end of an amortized term. Loans are generally sold with servicing released. However, as of December 31, 2007, the Bank was servicing $633,000 in loans for Federal Home Loan Mortgage Corporation ("FHLMC") and $62,192,000 in loans for other investors.

The following table contains information, as of December 31, 2007, on the percentage of fixed-rate single-family loans serviced for others by the Bank, by interest rate category.

Interest rate range	Percentage of Portfolio
Less than 5.00%	50.8%
5.01 – 6.00%	0.0%
6.01 – 7.00%	1.9%
7.01 – 8.00%	8.0%
Over 8.00%	39.3%
	100.0%

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The authority of the loan committee to approve loans is established by the Board of Directors and currently is commensurate with the Bank's limitation on loans to one borrower. The Bank's maximum amount of loans to one borrower currently is equal to 15% of the Bank's unimpaired capital, or $16,160,000 as of December 31, 2007. Loans greater than this amount require participation by one or more additional lenders. Letters of credit are subject to the same limitations as direct loans. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Commercial Real Estate Loans

At December 31, 2007, the Bank's commercial real estate loan portfolio totaled $205,755,000, or 20.9% of the Bank's total loan portfolio. All of the Bank's commercial loans are secured by improved property such as office buildings, retail strip shopping centers, industrial condominium units and other small businesses most of which are located in the Bank's primary lending area. The largest commercial real estate loan outstanding at December 31, 2007 was a $7,000,000 loan secured by an office building in Annapolis, Maryland. This loan has consistently performed in accordance with the terms of the debt instrument.

Loans secured by commercial real estate properties generally involve a greater degree of risk than residential mortgage loans. Because payments on loans secured by commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to a greater extent to adverse conditions in the real estate market or the economy.

Construction Loans

The Bank originates loans to finance the construction of one-to-four family dwellings, and to a lesser extent, commercial real estate. It also originates loans for the acquisition and development of unimproved property to be used for residential and/or commercial purposes in cases where the Bank is to provide the construction funds to improve the properties. As of December 31, 2007, the Bank had 462 construction loans outstanding in the gross aggregate amount of $297,823,000, representing 30.2% of its loan portfolio, of which $78,238,000 was unadvanced.

Construction loan amounts are based on the appraised value of the property and, for builder loans, a feasibility study as to the potential marketability and profitability of the project. Construction loans generally have terms of up to one year, with reasonable extensions as needed, and typically have interest rates that float monthly at margins ranging from the prime rate to 1 percent above the prime rate. In addition to builders' projects, the Bank finances the construction of single family, owner-occupied houses where qualified contractors are involved and on the basis of strict written underwriting and construction loan guidelines. Construction loans are structured either to be converted to permanent loans with the Bank upon the expiration of the construction phase or to be paid off by financing from another financial institution.

Construction loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields higher than those obtainable on loans secured by existing residential properties. These higher yields correspond to the higher risks associated with construction lending. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of the project under construction that is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to value accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the ultimate success of the project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion, due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of the loan as well as related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank has attempted to address these risks through its underwriting procedures and its limited amount of construction lending on multi-family and commercial real estate properties.

It is the policy of the Bank to conduct physical inspections of each property secured by a construction or rehabilitation loan for the purpose of reporting upon the progress of the construction of improvements. These inspections, referred to as "construction draw inspections," are to be performed at the time of a request for an advance of construction funds. If no construction advance has been requested, a fee inspector or senior officer of the institution makes an inspection of the subject property at least quarterly.

Multi-Family Lending

The Bank occasionally originates multi-family loans with terms up to 30 years, but with rate adjustments or balloon payments generally at three to five years. These loans are generally made in amounts up to 75% of the appraised value of the secured property. In making these loans, the Bank bases its underwriting decision primarily on the net operating income generated by the real estate to support the debt service, the financial resources and income level of the borrower, the borrower's experience in owning or managing similar property, the marketability of the property and the Bank's lending experience with the borrower. The Bank also typically receives a personal guarantee from the borrower. As of December 31, 2007, $6,904,000, or 0.7% of the Bank's total loan portfolio, consisted of multi-family residential loans.

Land and Residential Building Lots

Land loans include loans to developers for the development of residential subdivisions and loans on unimproved lots primarily to individuals. At December 31, 2007, the Bank had outstanding land and residential building lot loans totaling $98,066,000, or 9.9% of the Bank's total loan portfolio. The largest of these loans for $4,612,000, is secured by seven parcels in Severn, Maryland, and has performed in accordance with the terms of the debt instrument. Land development loans typically are short-term loans; the duration of these loans is typically not greater than three years. The interest rate on land loans is generally at least 1% or 2% over the prime rate. The loan-to-value ratio generally does not exceed 75%. Loans typically are made to customers of the Bank and developers and contractors with whom the Bank has had previous lending experience. In addition to the customary requirements for this type loan, the Bank may also require a satisfactory Phase I environmental study and feasibility study to determine the profit potential of the development.

Consumer and Other Loans

The Bank also offers other loans, primarily business and commercial loans. These are loans to businesses that are not secured by real estate although equipment, securities, or other collateral may secure them. They constitute a relatively small part of the Bank's business, and typically are offered to customers with long-standing relationships with the Bank. At December 31, 2007, $7,726,000, or 0.8%, of the loan portfolio consisted of business and commercial loans. In addition, approximately 0.2% of the loan portfolio was in consumer loans.

Loan Portfolio Cash Flows

The following table sets forth the estimated maturity of the Bank's loan portfolios by type of loan at December 31, 2007. The estimated maturity reflects contractual terms at December 31, 2007. Contractual principal repayments of loans do not necessarily reflect the actual term of the Bank's loan portfolios. The average life of mortgage loans is substantially less than their contractual terms because of loan prepayments and because of enforcement of "due on sale" clauses. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

	Due Within one year or less	Due after 1 through 5 years	Due after 5 years	Total
	(dollars in thousands)			
One to four family residential	$35,369	$50,943	$282,509	$368,821
Multifamily	1,362	1,971	3,571	6,904
Commercial and industrial real estate	13,995	58,413	132,827	205,235
Construction and land acquisition and development loans	250,450	47,373	-	297,823
Land	40,235	48,940	8,891	98,066
Commercial, non-real estate	4,589	1,093	2,044	7,726
Consumer	1,460	717	179	2,356
Total	$347,460	$209,450	$430,021	$986,931

The following table contains certain information as of December 31, 2007 relating to the loan portfolio of the Bank with the dollar amounts of loans due after one year that have fixed and floating rates. All loans are shown maturing based upon contractual maturities and include scheduled payments but not possible prepayments.

	Fixed	Floating	Total
		(dollars in thousands)	
One to four family residential	$185,797	$147,656	$333,453
Multifamily	1,738	3,804	5,542
Commercial and industrial real estate	75,676	115,564	191,240
Construction and land acquisition and development loans	12,915	34,458	47,373
Land	33,766	24,065	57,831
Commercial, non-real estate	2,029	1,108	3,137
Consumer	895	-	895
Total	$312,816	$326,655	$639,471

Loans to One Borrower

Under regulatory guidelines, the aggregate amount of loans that the Bank may make to one borrower is 15% of the Bank's unimpaired capital and unimpaired surplus. The Bank's largest loans at December 31, 2007 were a $7,000,000 line of credit secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit and a $7,000,000 loan secured by commercial property located in Annapolis, Maryland. The third largest loan is in the amount of $6,625,000 and is secured by commercial property located in Severna Park, Maryland.

Origination and Purchase and Sale of Loans

The Bank originates residential loans in conformity with standard underwriting criteria to assure maximum eligibility for possible resale in the secondary market. Although the Bank has authority to lend anywhere in the United States, it has confined its loan origination activities primarily to the states of Maryland, Virginia and Delaware.

Loan originations are developed from a number of sources, primarily from referrals from real estate brokers, builders, and existing and walk-in customers. The Bank also utilizes the services of loan brokers in its market area. Loan brokers are paid on a commission basis (generally 1% of the loan amount) for loans brokered to the Bank.

The Bank's mortgage loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan. The loan committee of the Bank can approve single residential and commercial loans up to $2 million, and loans that aggregate up to $5 million to one borrower. Single loans greater than $2 million, or relationships greater than $4 million, up to $16,160,000 (the maximum amount of a loan to one borrower as of December 31, 2007), must also have Board of Director's approval. The Bank utilizes independent qualified appraisers approved by the Board of Directors to appraise the properties securing its loans and requires title insurance or title opinions so as to insure that the Bank has a valid lien on the mortgaged real estate. The Bank requires borrowers to maintain fire and casualty insurance on its secured properties.

The procedure for approval of construction loans is the same as for residential mortgage loans, except that the appraiser evaluates the building plans, construction specifications, and estimates of construction costs. The Bank also evaluates the feasibility of the proposed construction project and the experience and track record of the developer. In addition, all construction loans generally require a commitment from a third-party lender or from the Bank for a permanent long-term loan to replace the construction loan upon completion of construction.

Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan, and the value of the collateral, if any.

Currently, it is the Bank's policy to originate both fixed-rate and adjustable-rate loans. The Bank is currently active in the secondary market and sells the majority of its fixed-rate loan products.

Interest Rates, Points and Fees

The Bank realizes interest, point, and fee income from its lending activities. The Bank also realizes income from commitment fees for making commitments to originate loans, and from prepayment and late charges, loan fees, application fees, and fees for other miscellaneous services.

The Bank accounts for loan origination fees in accordance with the Statement of Financial Accounting Standards ("SFAS") on Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans ("SFAS No. 91") issued by the Financial Accounting Standards Board (the "FASB"). SFAS No. 91 prohibits the immediate recognition of loan origination fees as revenues and requires that such income (net of certain direct loan origination costs) for each loan be amortized, generally by the interest method, over the estimated life of the loan as an adjustment of yield. The Bank also realizes income from gains on sales of loans, and servicing released fees for loans sold with servicing released.

Delinquency and Classified Assets

Delinquencies

The Board of Directors reviews delinquencies on all loans monthly. The Bank's collection procedures include sending a past due notice to the borrower on the 17th day of nonpayment, making telephone contact with the borrower between 20 and 30 days after nonpayment, and sending a letter after the 30th day of nonpayment. A notice of intent to foreclose is sent between 60 and 90 days after delinquency. When the borrower is contacted, the Bank attempts to obtain full payment of the past due amount. However, the Bank generally will seek to reach agreement with the borrower on a payment plan to avoid foreclosure.

The Bank categorizes its classified assets within five categories: Special Mention, Substandard, Doubtful, Loss and Impaired. Special Mention loans are 60 days or more in arrears and include all borrowers who are in bankruptcy that have not missed any post-petition payments. The Bank reserves 5% on all Special Mention loans. Substandard loans are loans that are 90 days or more delinquent and are loans that have borrowers in bankruptcy that have missed a post-petition payment. The Bank reserves 15% of substandard loans. The Doubtful category consists of loans where the Bank expects a loss, but not a total loss. Various subjective factors are considered with the most important consideration being the estimated underlying value of the collateral. The Bank reserves 50% of the amount of Doubtful loans. Loans that are classified as "Loss" are fully reserved. Impaired loans are loans that are considered to be impaired under FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan." The Bank reviews each of these loans to determine if the underlying collateral is sufficient to satisfy the loan. If the underlying collateral is not sufficient, a specific reserve is recorded.

All loans are individually evaluated if they are deemed classified. The Bank also evaluates all delinquent loans, individually. The rest of the portfolio is evaluated as a group and a determination is made, periodically, concerning the inherent risks associated with particular types of loans and an allowance is assigned to those particular groups.

The Bank allocates reserves to its allowance for loan losses in two ways. Where the Bank has classified a loan as impaired, it may record a specific reserve, if it is not expected to be fully recoverable. In cases where loans are classified as Special Mention, Substandard, Doubtful, or Loss, the Bank usually does not allocate its allowance for loan loss reserves to a specific reserve. The Bank does not allocate its allowance for loan losses based upon the unclassified portion of its loan portfolio to specific loan reserves.

The following table sets forth information as to non-accrual loans. The Bank discontinues the accrual of interest on loans 90 days or more past due, at which time all previously accrued but uncollected interest is deducted from income. As of the most recent reported period, $649,000 in interest income would have been recorded for the year ended December 31, 2007 if the loans had been current in accordance with their original terms and had been outstanding throughout the year ended December 31, 2007 or since their origination (if held for only part of the fiscal year). For the year ended December 31, 2007, $406,000 in interest income on such loans was actually included in net income.

	At December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
Loans accounted for on a non-accrual basis:					
Mortgage loans:					
One-to-four family real estate	$4,992	$3,487	$1,693	$915	$378
Home equity lines of credit	-	-	-	-	50
Commercial	336	98	-	-	-
Land	2,372	2,342	-	24	24
Non-mortgage loans:					
Consumer	-	-	-	-	17
Commercial loans	-	-	-	-	-
Total non-accrual loans	$7,700	$5,927	$1,693	$939	$469
Accruing loans greater than 90 days past due	$-	$ -	$ -	$ -	$-
Foreclosed real-estate	$2,993	$ 970	$ -	$ -	$-
Total non-performing assets	$10,693	$6,897	$1,693	$939	$469
Total non-accrual loans to net loans	0.9%	0.7%	0.2%	0.1%	0.1%
Allowance for loan losses to total non-performing loans, including loans contractually past due 90 days or more	140.0%	152.3%	443.3%	632.1%	1030.5%
Total non-accrual and accruing loans greater than 90 days past due to total assets	0.8%	0.7%	0.2%	0.1%	0.1%
Total non-performing assets to total assets	1.1%	0.8%	0.2%	0.1%	0.1%

Classified Assets and Allowance for Loan Losses

Federal regulations provide for the classification of loans and other assets, such as debt and equity securities, considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss assets." An asset is considered substandard if the paying capacity and net worth of the obligor or the collateral pledged, if any, inadequately protects it. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values. Assets classified as loss assets are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not currently expose the insured institution to a sufficient degree of risk to warrant classification in one of these categories but possess credit deficiencies or potential weakness are required to be designated special mention by management.

When an insured institution classifies problem assets as either substandard or doubtful, it is required to establish general allowance for losses in an amount deemed prudent by management. General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as loss assets, it is required either to establish a specific allowance for losses equal to the full amount of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets is subject to scrutiny by the OTS, which can require the establishment of additional general or specific loss allowances. The Bank reviews monthly the assets in its portfolio to determine whether any assets require classification in accordance with applicable regulations.

Total classified loans as of December 31, 2007 were $22,167,000. Allowance for loan losses as of December 31, 2007 was $10,781,000, which was 1.1% of gross loans receivable and 140.0% of total non-performing loans.

[see table on following page]

The following table summarizes the allocation of the allowance for loan losses by loan type and the percent of loans in each category compared to total loans at the dates indicated:

	2007		2006		2005		2004		2003	
	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans	Allowance Amount	Percentage of Loans in each Category to Total Loans
					(dollars in thousands)					
One to four family residential	$3,378	40.73%	$2,202	32.41%	$1,706	29.74%	$2,000	30.20%	$1,938	36.20%
Multifamily	35	0.76%	33	0.57%	67	0.49%	20	0.34%	21	0.14%
Commercial and industrial real estate	3,332	22.41%	2,512	20.45%	1,965	17.73%	1,009	16.17%	1,154	18.48%
Construction and land acquisition and development loans	1,849	24.29%	2,253	35.44%	2,684	42.07%	2,577	43.42%	1,173	39.58%
Land	2,027	10.72%	1,731	10.10%	882	8.78%	251	8.54%	476	4.25%
Commercial, non-real estate	150	0.83%	288	0.87%	193	1.00%	70	1.18%	59	1.16%
Other	10	0.26%	7	0.16%	8	0.19%	8	0.15%	11	0.19%
Total	$10,781	100.00%	$9,026	100.00%	$7,505	100.00%	$5,935	100.00%	$4,832	100.00%

The following table contains information with respect to Bancorp's allowance for loan losses for the periods indicated:

	At or for the Year Ended December 31				
	2007	2006	2005	2004	2003
	(dollars in thousands)				
Average loans outstanding, net	$858,305	$819,038	$738,028	$600,030	$466,512
Total gross loans outstanding at end of period	$986,931	$953,962	$927,993	$790,254	$608,222
Total net loans outstanding at end of period	$893,014	$835,477	$779,333	$656,967	$506,026
Allowance balance at beginning of period	$9,026	$7,505	$5,935	$4,832	$3,991
Provision for loan losses	2,462	1,561	1,570	1,200	900
Actual charge-offs					
1-4 family residential real estate	270	-	-	97	25
Other	449	40	-	-	34
Total charge-offs	719	40	-	97	59
Recoveries					
Total recoveries	12	-	-	-	-
Net charge offs	707	40	-	97	59
Allowance balance at end of period	$10,781	$9,026	$7,505	$5,935	$4,832
Net charge offs as a percent of average loans	0.08%	0.00%	0.00%	0.02%	0.01%
Allowance for loan losses to total gross loans at end of period	1.09%	0.95%	0.81%	0.75%	0.79%
Allowance for loan losses to net loans at end of period	1.21%	1.08%	0.96%	0.90%	0.95%

Investment Activities

Federal thrift institutions, such as the Bank, have authority to invest in various types of liquid assets, including United States Treasury obligations and securities of various federal agencies, certificates of deposit at insured banks, bankers' acceptances and federal funds. As a member of the FHLB System, the Bank must maintain minimum levels of liquid assets specified by the OTS, which vary from time to time. Subject to various regulatory restrictions, federal thrift institutions may also invest a portion of their assets in certain commercial paper, corporate debt securities and mutual funds whose assets conform to the investments that a federal thrift institution is authorized to make directly.

The carrying amounts of the Bank's investment securities held to maturity, as of the dates indicated are presented in the following table:

	At December 31,		
	2007	2006	2005
	(dollars in thousands)		
FHLB Notes	$1,000	$5,000	$5,000
Mortgage-backed securities	1,383	2,271	3,290
Total Investment Securities Held to Maturity	$2,383	$7,271	$8,290

Investment Scheduled Maturity Table

As of December 31, 2007

	One Year or Less		More than One to Five Years		More than Five to Ten Years		More than Ten Years		Total Investment Securities		
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Fair Value
					(dollars in thousands)						
FHLB Notes	-	-	-	-	$1,000	5.05%	-	-	$1,000	5.05%	$1,000
Mortgage-backed securities	-	-	-	-	-	-	1,383	5.59%	1,383	5.59%	1,330
Total	$-	-	$-	-	$1,000	5.05%	$1,383	5.59%	$2,383	5.36%	$2,330

Deposits

Deposits are attracted principally from within the Bank's primary market areas through the offering of a variety of deposit instruments, including passbook and statement accounts and certificates of deposit ranging in terms from three months to five years. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit and the interest rate. The Bank also offers individual retirement accounts.

The Bank's policies are designed primarily to attract deposits from local residents rather than to solicit deposits from areas outside their primary markets. Interest rates paid, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Deposits in the Bank as of December 31, 2007, 2006 and 2005 consisted of savings programs described below:

	2007	2006	2005
	(dollars in thousands)		
NOW accounts	$11,152	$9,314	$7,683
Money market accounts	87,688	89,120	99,911
Passbooks	14,891	18,526	17,505
Certificates of deposit	523,698	490,865	445,592
Non-interest bearing accounts	15,344	18,699	24,202
Total deposits	$652,773	$626,524	$594,893

The following table contains information pertaining to the certificates of deposit held by the Bank in excess of $100,000 as of December 31, 2007.

Time Remaining Until Maturity	Jumbo Certificate of Deposits (dollars in thousands)
Less than three months	$57,799
3 months to 6 months	63,415
6 months to 12 months	72,141
Greater than 12 months	42,374
Total	$235,729

Liquidity and Asset/Liability Management

Two major objectives of asset and liability management are to maintain adequate liquidity and to control the interest sensitivity of the balance sheet.

Liquidity is the measure of a company's ability to maintain sufficient cash flow to fund operations and to meet financial obligations to depositors and borrowers. Liquidity is provided by the ability to attract and retain deposits and by principal and interest payments on loans and maturing securities in the investment portfolio. A strong core deposit base, supplemented by other deposits of varying maturities and rates, contributes to the Bank's liquidity.

Management believes that funds available through short-term borrowings and asset maturities are considered adequate to meet all anticipated needs, and management is continually monitoring the Bank's liquidity position to meet projected needs.

Interest rate sensitivity is maintaining the ability to reprice interest earning assets and interest bearing liabilities in relationship to changes in the general level of interest rates. Management attributes interest rate sensitivity to a steady net interest margin through all phases of interest rate cycles. Management attempts to make the necessary adjustments to constrain adverse swings in net interest income resulting from interest rate movements through gap analysis and income simulation modeling techniques.

Short Term Borrowings

The Bank has an available line of credit, secured by various loans in its portfolio, in the amount of thirty percent (30%) of its total assets, with the FHLB-Atlanta. As of December 31, 2007, the total available line of credit with the FHLB-Atlanta for short term and long-term borrowings was $288,670,000. The Bank, from time to time, utilizes the line of credit when interest rates are more favorable than obtaining deposits from the public. The following table sets forth short-term borrowings with the FHLB-Atlanta, with original maturities of one year or less.

	Years ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Short term borrowings and notes payable			
Average balance outstanding during the period	$10,417	$8,250	$25,833
Maximum amount outstanding at any month-end during the period	25,000	26,000	41,000
Weighted average interest rate during the period	4.68%	5.31%	3.30%
Total short term borrowings at period end	15,000	18,000	26,000
Weighted average interest rate at period end	4.40%	5.41%	3.33%

Employees

As of December 31, 2007, Bancorp and its subsidiaries had approximately 118 full-time equivalent employees. Bancorp's employees are not represented by any collective bargaining group, and management considers its relations with its employees to be excellent.

Severn Capital

The Bank formed Severn Capital in 1997 for the purpose of acquiring, holding and managing mortgage loans. Severn Capital had elected to be subject to tax as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder (the "Code"). The Bank owned all of the common stock of Severn Capital and administered the day-to-day operations of Severn Capital for a fee. There were 200,002 shares of preferred stock of Severn Capital outstanding, which were held by third parties and which were reflected as minority interest in the consolidated financial statements. Dividends on the preferred stock were payable quarterly, in an amount equal to $1.80 per annum per preferred share. On January 31, 2005, the Bank liquidated Severn Capital and redeemed the shares at $20 per share.

Hyatt Commercial

Bancorp acquired Hyatt Commercial, a real estate brokerage and property management company, in June 2001. Hyatt Commercial is a real estate brokerage company specializing in commercial real estate sales, leasing and property management. It owned property at 1919 and 1919A West Street, which was leased to unrelated parties. Hyatt Commercial sold the properties during the first quarter of 2007.

Crownsville Development Corporation

Crownsville, which is doing business as Annapolis Equity Group, is a subsidiary of SBI and is engaged in the business of acquiring real estate for investment and syndication purposes. In 2006, Crownsville brokered the acquisition of three properties in Delaware and facilitated the syndication of the properties.

SBI Mortgage Company

SBI is a subsidiary of Bancorp that has engaged in the origination of mortgages not suitable for the Bank. It owns subsidiary companies that have or are negotiating to purchase real estate for investment purposes. As of December 31, 2007, SBI had $2,866,000 in outstanding mortgage loans and it had $472,000 invested in subsidiaries, which funds were held in cash, pending potential acquisition of investment real estate.

HS West, LLC

HS West, LLC ("HS") is a subsidiary of the Bank, and constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. In addition, HS leases space to four unrelated companies and to a company in which the President of Bancorp and the Bank is a partner.

Homeowners Title and Escrow Corporation

Homeowners Title and Escrow Corporation, is a subsidiary of the Bank, and is engaged in the business of conducting loan settlements for the Bank.

Regulation

The financial services industry in the Bank's market area is highly competitive, including competition from commercial banks, savings banks, credit unions, finance companies and non-bank providers of financial services. Several of the Bank's competitors have legal lending limits that exceed that of the Bank's, as well as funding sources in the capital markets that exceeds the Bank's availability. The increased competition has resulted from a changing legal and regulatory climate, as well as from the economic climate.

General

Savings and loan holding companies and savings associations are extensively regulated under both federal and state law. This regulation is intended primarily to protect depositors and the Deposit Insurance Fund ("DIF"), and not the stockholders of Bancorp. The summary below describes briefly the regulation that is applicable to Bancorp and the Bank, does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Regulation of Bancorp

General. As a unitary savings and loan holding company, Bancorp is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over Bancorp and its subsidiaries, which also permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

Activities Restriction Test. As a unitary savings and loan holding company, Bancorp generally is not subject to activity restrictions, provided the Bank satisfies the Qualified Thrift Lender ("QTL") test. The termination of the "unitary thrift holding company exemption" in 1999 did not affect Bancorp because Bancorp was grandfathered under the law. Under certain circumstances, Bancorp could lose its grandfathered status. If the Bank failed to meet the QTL test, then Bancorp would become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the Bank qualified as a QTL within one year thereafter, Bancorp would be required to register as, and would become subject to the restrictions applicable to, a bank holding company. Additionally, if Bancorp were to acquire control of another savings association, other through merger or other combination with the Bank or other than in a supervisory acquisition where the acquired association also met the QTL test, Bancorp would thereupon become a multiple savings and loan holding company and would thereafter be subject to further restrictions on its activities. Bancorp presently intends to continue to operate as a unitary savings and loan holding company.

Restrictions on Acquisitions. Except under limited circumstances, savings and loan holding companies, such as Bancorp, are prohibited from acquiring, without prior approval of the OTS, (i) control of any other savings and loan holding company or substantially all of the assets thereof; (ii) more than 5% of the voting shares of a savings association or holding company thereof which is not a subsidiary; (iii) acquiring through a merger, consolidation or purchase of assets of another savings institution (or holding company thereof) or acquiring all or substantially all of the assets of another savings institution (or holding company thereof); or (iv) acquiring control of an uninsured institution. In evaluating proposed acquisitions of savings institutions by holding companies, the OTS considers the financial and managerial resources and future prospects of the holding company and the target institution, the effect of the acquisition on the risk to the DIF, the convenience and the needs of the community and competitive factors.

No director or officer of a savings and loan holding company or person owning or controlling by proxy or otherwise more than 25% of such company's stock, may acquire control of any savings association, other than a subsidiary savings association, or of any other savings and loan holding company. Certain individuals, including Alan J. Hyatt, Louis Hyatt, and Melvin Hyatt, and their respective spouses ("Applicants"), filed an Application for Notice of Change In Control ("Notice") in April 2001 pursuant to 12 CFR Section 574.3(b). The Notice called for the Applicants to acquire up to 32.32% of Bancorp's issued and outstanding shares of stock of Bancorp by April 16, 2002. The OTS approved requests by the Applicants to extend the time to consummate such acquisition of shares to

December 20, 2008. The Applicants currently own approximately 29.29% of the total outstanding shares of Bancorp as of December 31, 2007.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Federal Securities Law. Bancorp's securities are registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. As such, Bancorp is subject to the information, proxy solicitation, insider trading, and other requirements and restrictions of the Securities Exchange Act of 1934.

The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934, including Bancorp. In particular, the Sarbanes-Oxley Act established new requirements in the areas of financial disclosure and corporate governance, including: (i) new requirements for audit committees, including independence, expertise and responsibilities; (ii) requiring the chief executive officer and chief financial officer to certify to the accuracy of periodic reports filed with the SEC; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; (v) accelerated filing requirements for SEC reports; (vi) disclosures concerning internal controls and procedures; (vii) requiring the company's independent registered public accounting firm that issues the audit report to attest to and report on management's assessment of the company's internal controls; and (viii) new and increased civil and criminal penalties for fraud and other violations of the securities laws.

We have incurred additional expense in complying with the provisions of the Sarbanes-Oxley Act and implemented regulations, particularly those regulations relating to the establishment of internal controls over financial reporting.

Financial Services Modernization Legislation. In November 1999, the Gramm-Leach-Bliley Act of 1999 ("GLBA") was enacted. The GLBA generally permits banks, other depository institutions, insurance companies and securities firms to enter into combinations that result in a single financial services organization to offer customers a wider array of financial services and products so long as they do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

The GLBA may have the result of increasing the amount of competition that Bancorp and the Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Bancorp and the Bank.

Maryland Corporation Law. Bancorp is incorporated under the laws of the State of Maryland, and is therefore subject to regulation by the state of Maryland. The rights of Bancorp's stockholders are governed by the Maryland General Corporation Law.

Regulation of the Bank

General. As a federally chartered, DIF-insured savings association, the Bank is subject to extensive regulation by the OTS and the FDIC. Lending activities and other investments of the Bank must comply with various statutory and regulatory requirements. The Bank is also subject to certain reserve requirements promulgated by the FRB. The OTS, in conjunction with the FDIC, regularly examines the Bank and prepares reports for the consideration of the Bank's Board of Directors on any deficiencies found in the operations of the Bank. The relationship between the Bank and depositors and borrowers is also regulated by federal and state laws, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents utilized by the Bank.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Any change in such regulations, whether by the OTS, the FDIC or the Congress could have a material adverse impact on Bancorp, the Bank, and their operations.

Regulatory Capital Requirements. OTS regulations require that the Bank meet three minimum requirement standards including: (i) tangible capital equal to 1.5% of adjusted total assets; (ii) a leverage ratio consisting of Tier I or "core" capital equal to at least 4% of adjusted total assets; and (iii) risk-based capital equal to at least 8% of total risk-weighted assets.

Tier I, or core capital is defined as common stockholder's equity, non-cumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of consolidated subsidiaries and certain non-withdrawable accounts or pledged deposits. Tier I (core) capital is generally reduced by the amount of the saving's institution's intangible assets. Limited exceptions to the deduction of intangible assets exist for certain mortgage servicing rights and credit card relationships and qualifying supervisory goodwill. Tangible capital is generally defined the same as core capital but does not include an exception for qualifying supervisory goodwill and is reduced by the amount of all the savings association's intangible assets with only a limited exception for certain mortgage servicing rights. Both core and tangible capital are further reduced by an amount equal to a savings institution's debt and equity investments in subsidiaries engaged in activities not permissible for national banks (other than subsidiaries engaged in activities undertaken as agent for customers or in mortgage banking activities and subsidiary depository institutions or their holding companies). Investments in and extensions of credit to such subsidiaries are required to be fully netted against tangible and core capital. At December 31, 2007, the Bank had no such investments.

Total capital equals the sum of Tier I (Core) capital and supplementary capital, to the extent that supplementary capital does not exceed Tier I (core) capital. Supplementary capital includes, among other items, cumulative perpetual preferred stock, perpetual subordinate debt, mandatory convertible subordinate debt, intermediate-term preferred stock, the portion of allowance for loan losses not designated for specific loan losses (up to 1.25% of risk-weighted assets) and up to 45% of unrealized gains on equity securities. For purposes of determining total capital, a savings institution's assets are reduced by the amount of capital instruments held by other depository institutions pursuant to reciprocal arrangements and by the amount of the institution's equity investments (other than those deducted from core and tangible capital) and its high loan-to-value ratio land loans and non-residential construction loans.

A savings institution's risk based capital requirement is measured against risk-weighted assets, which equal the sum of each on-balance sheet asset and the credit-equivalent amount of each off-balance-sheet item after being multiplied by an assigned risk weight. These risk weights range from 0% for cash to 100% for delinquent loans, property acquired through foreclosure, commercial loans, and certain other assets.

As shown below, the Bank's regulatory capital exceeded all minimum regulatory capital requirements applicable to it as of December 31, 2007.

	Actual		Required For Capital Adequacy Purposes		Required To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2007						
Tangible (1)	$107,734	11.3%	$14,321	1.50%	N/A	N/A
Tier I capital (2)	107,734	13.7%	N/A	N/A	$47,144	6.00%
Core (1)	107,734	11.3%	38,190	4.00%	47,737	5.00%
Total (2)	117,205	14.9%	62,859	8.00%	78,573	10.00%
December 31, 2006						
Tangible (1)	$99,445	11.0%	$13,513	1.50%	N/A	N/A
Tier I capital (2)	99,445	13.1%	N/A	N/A	$45,582	6.00%
Core (1)	99,445	11.0%	36,034	4.00%	45,043	5.00%
Total (2)	108,452	14.3%	60,776	8.00%	75,971	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Enforcement. The OTS has primary enforcement responsibility over federal savings institutions and has the authority to bring enforcement action against all "institution-affiliated parties," including stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement actions by the OTS may range from issuance of a capital directive or cease and desist order, to removal of officers or directors of the institution and the appointment of a receiver or conservator. The FDIC also has the authority to terminate deposit insurance or recommend to the director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the director of the OTS, the FDIC has authority to take action under specific circumstances.

Safety and Soundness Standards. Federal law requires each federal banking agency, including the OTS, to prescribe to certain standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and should take into account factors such as comparable compensation practices at comparable institutions. If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution must submit an acceptable compliance plan to the OTS within 30 days of receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Prompt Corrective Action. Under the prompt corrective action regulations, the OTS is required and authorized to take supervisory actions against undercapitalized savings associations. The risk-based capital, leverage capital, and tangible capital ratios are used to determine an institution's capital classification. For this purpose, a savings association is placed into one of the following five categories dependent on their respective capital ratios:

- "well capitalized" (at least 5% leverage capital, 6% Tier I risk-based capital and 10% total risk-based capital);
- "adequately capitalized" (at least 4% leverage capital, 4% Tier I risk-based capital and 8% total risk-based capital);
- "undercapitalized" (less than 4% leverage capital, 4% Tier I risk-based capital or 8% total risk-based capital);

- "significantly undercapitalized" (less than 3% leverage capital, 3% Tier I risk-based capital or 6% total risk-based capital); and
- "critically undercapitalized" (less than 2% tangible capital).

Generally, the banking regulator is required to appoint a receiver or conservator for an institution that is "critically undercapitalized". The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an institution receives notice that it is "undercapitalized", "significantly undercapitalized" or "critically undercapitalized". In addition, numerous mandatory supervisory actions become immediately applicable to the institution, including, but not limited to, restrictions on growth, investment activities, payment of dividends and other capital distributions, and affiliate transactions. The OTS may also take any one of a number of discretionary supervisory actions against the undercapitalized institutions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2007, the Bank met the capital requirements of a "well capitalized" institution under applicable OTS regulations.

Premiums for Deposit Insurance. The Bank's deposits are insured up to applicable limits by the DIF of the FDIC.

The FDIC regulations assess insurance premiums based on an institution's risk. Under this assessment system, the FDIC evaluates the risk of each financial institution based on its supervisory rating, financial ratios, and long-term debt issuer rating. Risk Category I, which contains the least risky depository institutions, including the Bank, is expected to include more than 90% of all institutions. The rates for Risk category I institutions vary between five and seven cents for every $100 of domestic deposits. Federal law requires the FDIC to establish a deposit reserve ratio for the deposit fund of between 1.15% and 1.50% of estimated deposits. The FDIC has designated the reserve ratio for the deposit insurance fund though the first quarter of 2008 at 1.25% of estimated insured deposits.

The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of Bancorp's subsidiary depository institutions could have a material adverse effect on Bancorp's earnings, depending on the collective size of the particular institutions involved.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as Financing Corporation ("FICO") bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The annual FICO assessment rate as of the first quarter of 2008 is 1.14 basis points (i.e. $0.0114 for every $100 of assessable deposits). The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses of the Bank.

Privacy. Federal banking rules limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. Pursuant to these rules, financial institutions must provide:

- Initial and annual notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal information to nonaffiliated third parties and affiliates; and
- a reasonable method for customers to "opt out" of disclosures to nonaffiliated third parties.

Since the GLBA's enactment, a number of states have implemented their own versions of privacy laws. The Bank has implemented its privacy policies in accordance with applicable law.

Loans-to-One Borrower Limitations. With certain limited exceptions, the maximum amount that a savings association or a national bank may lend to any borrower (including certain related entities of the borrower) may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Savings associations are additionally authorized to make loans to one borrower, for any purpose, in an amount not to exceed $500,000 or, by order of the Director of the OTS, in an amount not to exceed the lesser of $30,000,000 or 30% of unimpaired capital and surplus to develop residential housing, provided:

- the purchase price of each single-family dwelling in the development does not exceed $500,000;
- the savings association is in compliance with its fully phased-in capital requirements;
- the loans comply with applicable loan-to-value requirements; and
- the aggregate amount of loans made under this authority does not exceed 150% of unimpaired capital and surplus.

At December 31, 2007, the Bank's loans-to-one-borrower limit was $16,160,000 based upon the 15% of unimpaired capital and surplus measurement. At December 31, 2007, the Bank's largest lending relationships had an outstanding balance of $7,000,000, and consisted of a line of credit secured by assignments of notes, Deeds of Trust, pledged stock and certificates of deposit and a $7,000,000 loan secured by commercial property located in Annapolis, Maryland. The loans were performing in accordance with its terms.

Qualified Thrift Lender Test. Savings associations must meet a QTL test, which test may be met either by maintaining at least 65% of its portfolio assets in qualified thrift investments or meeting the definition of a "domestic building and loan association" as defined in the Code, in either case in at least nine of the most recent twelve month period. "Portfolio Assets" generally means total assets of a savings institution, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets, and the value of property used in the conduct of the savings association's business. Qualified thrift investments are primarily residential mortgages and related investments, including certain mortgage-related securities. Associations that fail to meet the QTL test must either convert to a bank charter or operate under specified restrictions. As of December 31, 2007, the Bank was in compliance with its QTL requirement and met the definition of a domestic building and loan association.

Affiliate Transactions. Generally, transactions between a savings bank or its subsidiaries and its affiliates (i.e. companies that control the Bank or are under common control with the Bank) must be on terms favorable to the Bank as comparable transactions with non-affiliates. In addition, certain of these transactions are restricted to a percentage of the Bank's capital and are subject to specific collateral requirements.

The bank's authority to extend credit to executive officers, directors, trustees and 10% stockholders, as well as entities under such person's control, is currently governed by Section 22(g) and 22(h) of the Federal Reserve Act and Regulation O promulgated by the Federal Reserve Board. Among other things, these regulations generally require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amounts of the loans the Bank may make to such persons based, in part, on the Bank's capital position, and require certain board of directors' approval procedures to be followed.

Capital Distribution Limitations. OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

The OTS regulations require a savings association to file an application for approval of a capital distribution if:

- the association is not eligible for expedited treatment of its filings with the OTS;

- the total amount of all of capital distributions, including the proposed capital distribution, for the applicable calendar year exceeds its net income for that year to date plus retained net income for the preceding two years;
- the association would not be at least adequately capitalized under the prompt corrective action regulations of the OTS following the distribution; or
- the proposed capital distribution would violate any applicable statute, regulation, or agreement between the savings association and the OTS, or the FDIC, or violate a condition imposed on the savings association in an OTS-approved application or notice.

In addition, a savings association must give the OTS notice of a capital distribution if the savings association is not required to file an application, but:

- would not be well capitalized under the prompt corrective action regulations of the OTS following the distribution;
- the proposed capital distribution would reduce the amount of or retire any part of the savings association's common or preferred stock or retire any part of debt instruments like notes or debentures included in capital, other than regular payments required under a debt instrument approved by the OTS; or
- the savings association is a subsidiary of a savings and loan holding company.

The OTS may prohibit a proposed capital distribution that would otherwise be permitted if the OTS determines that the distribution would constitute an unsafe or unsound practice. In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution, if after making such distribution the institution would be undercapitalized.

Branching. Under OTS branching regulations, the Bank is generally authorized to open branches within or beyond the State of Maryland if the Bank (1) qualifies as a "domestic building and loan association" under the Code, which qualification requirements similar to those for a Qualified Thrift Lender under the Home Owners' Loan Act, and (2) publishes public notice at least 30 days before opening a branch and no one opposes the branch. If a comment in opposition to a branch opening is filed and the OTS determines the comment to be relevant to the approval process standards, and to require action in response, the OTS may, among other things, require a branch application or elect to hold a meeting with the Bank and the person who submitted the comment. The OTS authority preempts any state law purporting to regulate branching by federal savings banks.

Community Reinvestment Act and the Fair Lending Laws. Savings associations have a responsibility under the Community Reinvestment Act and related regulations of the OTS to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. An institution's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in regulatory restrictions on its activities and the denial of applications. In addition, an institution's failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in the OTS, other federal regulatory agencies as well as the Department of Justice taking enforcement actions. Based on an examination conducted May 30, 2006, the Bank received a satisfactory rating.

USA Patriot Act of 2001. The USA Patriot Act of 2001 contains sweeping anti-money laundering and financial transparency laws and imposes various regulations on financial institutions, such as the Bank, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Federal Home Loan Bank System. The Bank is a member of the FHLB-Atlanta. Among other benefits, each FHLB serves as a reserve or central bank for its members within its assigned region. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB.

Under the capital plan of the FHLB-Atlanta as of December 31, 2007, the Bank was required to own at least $10,171,600 of the capital stock of the FHLB-Atlanta. As of such date, the Bank owned $10,171,600 of the capital stock of the FHLB-Atlanta and was in compliance with the capital plan requirements.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (primarily checking, NOW, and Super NOW checking accounts) and non-personal time deposits. At December 31, 2007, the Bank was in compliance with these requirements.

Activities of Subsidiaries. A savings association seeking to establish a new subsidiary, acquire control of an existing company or conduct a new activity through a subsidiary must provide 30 days prior notice to the FDIC and the OTS and conduct any activities of the subsidiary in compliance with regulations and orders of the OTS. The OTS has the power to require a savings association to divest any subsidiary or terminate any activity conducted by a subsidiary that the OTS determines to pose a serious threat to the financial safety, soundness or stability of the savings association or to be otherwise inconsistent with sound banking practices.

Tying Arrangements. Federal savings associations are prohibited, subject to some exceptions, from extending credit to or offering any other services, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Item 1A. Risk Factors

Unless the context indicates otherwise, all references to "we," "us," "our" in this subsection "Risk Factors" refer to the Bancorp and its subsidiaries. You should carefully consider the risks described below as well as elsewhere in this Annual Report on Form 10-K. If any of the risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. This Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this Annual Report on Form 10-K.

We may be adversely affected by changes in economic and political conditions and by governmental monetary and fiscal policies.

The thrift industry is affected, directly and indirectly, by local, domestic, and international economic and political conditions, and by governmental monetary and fiscal policies. Conditions such as inflation, recession, unemployment, volatile interest rates, tight money supply, real estate values, international conflicts and other factors beyond our control may adversely affect our potential profitability. Any future rises in interest rates, while increasing the income yield on our earning assets, may adversely affect loan demand and the cost of funds and, consequently, our profitability. Any future decreases in interest rates may adversely affect our profitability because such decreases may reduce the amounts that we may earn on our assets. Economic downturns could result in the delinquency of outstanding loans. We do not expect any one particular factor to materially affect our results of operations. However, downtrends in several areas, including real estate, construction and consumer spending, could have a material adverse impact on our ability to remain profitable.

Changes in interest rates could adversely affect our financial condition and results of operations.

The operations of financial institutions, such as us, are dependent to a large degree on net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Our net interest income is significantly affected by market rates of interest that in turn are affected by prevailing economic conditions, by the fiscal and monetary policies of the federal government and by the policies of various regulatory agencies. Like all financial institutions, our balance sheet is affected by fluctuations in interest rates. Volatility in interest rates can also result in disintermediation, which is the flow of funds away from financial institutions into direct investments, such as US Government and corporate securities and other investment vehicles, including mutual funds, which, because of the absence of federal insurance premiums and reserve requirements, generally pay higher rates of return than financial institutions.

Most of our loans are secured by real estate located in our market area. If there is a downturn in our real estate market, these borrowers may default on their loans and we may not be able to fully recover our loans.

A downturn in the real estate market could hurt our business because most of our loans are secured by real estate. Substantially all of our real property collateral is located in the states of Maryland, Virginia and Delaware. As of December 31, 2007, approximately 96% of the book value of our loan portfolio consisted of loans collateralized by various types of real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature. If real estate prices decline, the value of real estate collateral securing our loans could be reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer losses on defaulted loans. Any such downturn could have a material adverse effect on our business, financial condition and results of operations.

In addition, approximately 61% of the book value of our loans consisted of construction, land acquisition and development loans, commercial real estate loans and land loans, which present additional risks described in "Item 1. Business".

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Our operations are located in Anne Arundel County, Maryland, which makes our business highly susceptible to local economic conditions, and an economic downturn or recession in that area may adversely affect our ability to operate profitably.

Unlike larger banking organizations that are more geographically diversified, our operations are currently concentrated in Anne Arundel County, Maryland. In addition, almost all of our loans have been made to borrowers in the states of Maryland, Virginia and Delaware. As a result of this geographic concentration, our financial results depend largely upon economic conditions in this market area. A deterioration or recession in economic conditions in this market could result in one or more of the following:

- a decrease in deposits;
- an increase in loan delinquencies;
- an increase in problem assets and foreclosures;
- a decrease in the demand for our products and services; and
- a decrease in the value of collateral for loans, especially real estate, and reduction in the customers' borrowing power.

Any of the foregoing factors may adversely affect our ability to operate profitably.

We are subject to federal and state regulation and the monetary policies of the Federal Reserve Board. Such regulation and policies can have a material adverse effect on our earnings and prospects.

Our operations are heavily regulated and will be affected by present and future legislation and by the policies established from time to time by various federal and state regulatory authorities. In particular, the monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks in the past, and are expected to continue to do so in the future. Among the instruments of monetary policy used by the Federal Reserve Board to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary polices of the Federal Reserve Board or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects

We have established an allowance for loan losses based on our management's estimate. Actual losses could differ significantly from those estimates. If the allowance is not adequate, it could have a material adverse effect on our earnings and the price of our stock.

We have established an allowance for loan losses which management believes to be adequate to offset probable losses on our existing loans. However, there is no precise method of estimating loan losses and our ongoing analysis may cause this estimate to change in the future and actual losses may differ materially from this estimate. In addition, there can be no assurance that any future declines in real estate market conditions, general economic conditions or changes in regulatory policies will not require us to increase our allowance for loan losses. Any increase in the allowance for loan losses will reduce our earnings and may adversely affect the price of our common stock.

We compete with a number of local, regional and national financial institutions for customers.

We face strong competition from other thrifts, banks, savings institutions and other financial institutions that have branch offices or otherwise operate in our market area, as well as many other companies now offering a range of financial services. Many of these competitors have substantially greater financial resources and larger branch systems than we do. In addition, many of our competitors have higher legal lending limits than we do. Particularly intense competition exists for sources of funds including savings and retail time deposits and for loans, deposits and other services that we offer.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities that compete directly with traditional bank business. Competition with various financial institutions could hinder our ability to maintain profitable operations and grow our business.

Our information systems may experience an interruption or breach in security, which could result in a loss of business.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. We depend on third-party providers for many of our systems and if these providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we would be able to negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We continually encounter technological change, and, if we are unable to develop and implement efficient and customer friendly technology, we could lose business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

There can be no assurance that we will continue to pay dividends in the future.

Although we expect to continue our policy of regular quarterly dividend payments, this dividend policy will be reviewed periodically in light of future earnings, regulatory restrictions and other considerations. No assurance can be given, therefore, that cash dividends on common stock will be paid in the future at the same rate or at all.

An investment in our common stock is not insured against loss.

Investments in the shares of our common stock are not deposits insured against loss by the FDIC or any other entity. As a result, you may lose some or all of your investment.

Our success depends on our senior management team and if we are not able to retain them, it could have a materially adverse effect on us.

We are highly dependent upon the continued services and experience of our senior management team, including Alan J. Hyatt, our President and Chief Executive Officer. We depend on the services of Mr. Hyatt and the other members of our senior management team to, among other things, continue the development and implementation of our strategies, and maintain and develop our client relationships. We do not have an employment agreement with members of our senior management nor do we maintain "key-man" life insurance on our senior management. If we are unable to retain Mr. Hyatt and other members of our senior management team, our business could be materially adversely affected.

"Anti-takeover" provisions may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to shareholders.

Our charter presently contains certain provisions which may be deemed to be "anti-takeover" and "anti-greenmail" in nature in that such provisions may deter, discourage or make more difficult the assumption of control of us by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. For example, our charter provides that our board of directors may issue up to 1,000,000 shares of preferred stock without shareholder approval. In addition, our charter provides for a classified board, with each board member serving a staggered three-year term. Directors may be removed only for cause and only with the approval of the holders of at least 75 percent of our common stock. The overall effects of the "anti-takeover" and "anti-greenmail" provisions may be to discourage, make more costly or more difficult, or prevent a future takeover offer, prevent shareholders from receiving a premium for their securities in a takeover offer, and enhance the possibility that a future bidder for control of us will be required to act through arms-length negotiation with the our board of directors.

If we fail to maintain an effective system of internal control over financial reporting and disclosure controls and procedures, we may be unable to accurately report our financial results and comply with the reporting requirements under the Securities Exchange Act of 1934. As a result, current and potential shareholders may lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business and we could be subject to regulatory scrutiny.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we are required to include in our Annual Reports on Form 10-K, our management's report on internal control over financial reporting and our registered public accounting firm's attestation report on our management's assessment of our internal control over financial reporting. While we have reported no "significant deficiencies" or "material weaknesses" in this Form 10-K, we cannot guarantee that we will not have any "significant deficiencies" or "material weaknesses" reported by our independent registered public accounting firm in the future. Compliance with the requirements of Section 404 is expensive and time-consuming. If in the future we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal control over financial reporting. In addition, any failure to establish an effective system of disclosure controls and procedures could cause our current and potential shareholders and customers to lose confidence in our financial reporting and disclosure required under the Securities Exchange Act of 1934, which could adversely affect our business.

Terrorist attacks and threats or actual war may impact all aspects of our operations, revenues, costs and stock price in unpredictable ways.

Terrorist attacks in the United States and abroad, as well as future events occurring in response to or in connection with them, including, without limitation, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies or military or trade disruptions, may impact our operations. Any of these events could cause consumer confidence and savings to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Any of these occurrences could have an adverse impact on our operating results, revenues and costs and may result in the volatility of the market price for our common stock and on the future price of our common stock.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

HS West, LLC ("HS") is a subsidiary of the Bank, and constructed a building in Annapolis, Maryland that serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. The Bank, Homeowner's Title and HC all lease their executive and administrative offices from HS. In addition, HS leases space to four unrelated companies and to a company in which the President of Bancorp and the Bank is a partner.

Bancorp has four retail branch locations in Anne Arundel County, Maryland, of which it owns three and leases the fourth from a third party. The lease expires July 2010, with the option to renew the lease for two additional five year terms. In addition, the Bank leases office space in Annapolis, Maryland from a third party. The lease expires January 2010, with the option to renew the lease for two additional five year terms.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which Bancorp, the Bank or any subsidiary is a party or to which any of their property is subject.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 4.1. Executive Officers of the Registrant that are not Directors

Thomas G. Bevivino, age 52, joined Bancorp in 2004 as Controller, and has served as the Chief Financial Officer since July 1, 2005. He serves in the same capacity for the Bank. Mr. Bevivino was a financial consultant from 2002 until 2004, and served as Chief Financial Officer of Luminant Worldwide Corporation from 1999 until 2002.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Bancorp is traded on the Nasdaq Capital Market under the symbol "SVBI". As of February 22, 2008, there were 1,504 stockholders of record of Bancorp's common stock.

Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, serves as the Transfer Agent and Registrar for Bancorp.

The following table sets forth the high and low sales prices per share of Bancorp's common stock for the periods indicated, as reported on the Nasdaq Capital Market:

Quarterly Stock Information*

	2007				2006		
	Stock Price Range		Per Share		Stock Price Range		Per Share
Quarter	Low	High	Dividend	Quarter	Low	High	Dividend
1st	$16.78	$22.55	$.060	1st	$15.08	$18.63	$.055
2nd	16.24	20.23	.060	2nd	16.37	18.77	.055
3rd	12.25	17.00	.060	3rd	16.68	18.64	.055
4th	8.21	13.28	.060	4th	16.45	18.10	.055

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 effective for shares outstanding March 15, 2007, and a 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006.

Stock Performance Graph

The graph below sets forth comparative information regarding the Company's cumulative shareholder return on its Common Stock over the last five years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) for the measurement period plus share price change for a period by the share price at the beginning of the measurement period. *Severn Bancorp, Inc.'s cumulative shareholder return is based on an investment of $100 on December 31, 2002, and is compared to the cumulative total return of the NASDAQ Composite Index and the SNL Securities LC Thrift Index for thrifts with total assets between $500 million and $1.0 billion (the "SNL Thrift ($500M to $1.0B) Index")*

Comparison of Cumulative Total Return Among Severn, NASDAQ Composite Index and SNL Thrift ($500M to $1.0B) Index from December 31, 2002 to December 31, 2007



Severn Bancorp, Inc.
Total Return Performance
Severn Bancorp, Inc.
NASDAQ Composite Index
SNL $500M-$1B Thrift Index
Index Value
350
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Severn Bancorp, Inc.	100.00	202.30	309.04	252.47	277.93	156.89
NASDAQ Composite Index	100.00	150.01	162.89	165.13	180.85	198.60
SNL $500M-$1B Thrift Index	100.00	142.39	157.50	149.68	183.40	144.99

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's quarterly dividends to its shareholders will depend primarily upon receipt of dividends from the Bank. For regulatory restrictions on the Bank's ability to pay dividends, see Note 12 to the consolidated financial statements and "Item 1. Business Regulation – Regulation of the Bank – Capital Distribution Limitations."

See Item 12 in Part III of this Annual Report on Form 10-K and Notes 9 and 11 to the consolidated financial statements for information regarding equity compensation plans.

Item 6. Selected Financial Data

For information concerning quarterly financial data for Bancorp, see Note 17 to the consolidated financial statements.

The following financial information is derived from the audited financial statements of Bancorp. The information is a summary and should be read in conjunction with Bancorp's audited financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Financial and Other Data

	At December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands, except per share information)				
Balance Sheet Data					
Total assets	$962,234	$ 911,916	$ 849,774	$ 703,616	$ 540,471
Total loans, net	893,014	835,477	779,333	656,967	506,026
Investment securities held to maturity	2,383	7,271	8,290	9,955	12,721
Non-performing loans	7,700	5,927	1,693	939	469
Total non-performing assets	10,693	6,897	1,693	939	469
Deposits	652,773	626,524	594,893	527,413	419,726
Short-term borrowings	15,000	18,000	26,000	-	6,000
Long-term debt	175,000	155,000	132,000	89,000	59,000
Total liabilities	866,958	825,474	777,062	639,462	487,501
Stockholders' equity	95,276	86,442	72,712	60,154	48,970
Book value per common share *	$9.46	$8.59	$7.23	$5.97	$4.86
Common shares outstanding *	10,066,679	10,065,935	10,065,002	10,065,002	10,065,002
Other Data:					
Number of:					
Full service retail banking facilities	4	3	3	3	2
Full-time equivalent employees	118	121	111	105	81

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 effective for shares outstanding March 15, 2007, a 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006, and a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004.

Summary of Operations

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
	(dollars in thousands, except per share information)				
Interest income	$71,814	$70,175	$57,135	$44,829	$37,087
Interest expense	38,176	32,060	21,955	14,631	12,341
Net interest income	33,638	38,115	35,180	30,198	24,746
Provision for loan losses	2,462	1,561	1,570	1,200	900
Net interest income after provision for loan losses	31,176	36,554	33,610	28,998	23,846
Non-interest income	4,336	3,867	2,748	3,402	4,674
Non-interest expense	16,492	14,065	12,878	11,211	9,616
Income before income tax provision	19,020	26,356	23,480	21,189	18,904
Provision for income taxes	7,909	10,608	8,926	8,258	7,575
Net income	$11,111	$15,748	$14,554	$12,931	$11,329
Per Share Data:					
Basic earnings per share *	$1.10	$1.56	$1.45	$1.29	$1.11
Diluted earnings per share *	$1.10	$1.56	$1.45	$1.29	$1.11
Cash dividends declared per share*	$.24	$.22	$.20	$.17	$.14
Weighted number of shares outstanding basic *	10,066,283	10,065,289	10,065,002	10,065,002	10,034,690
Weighted number of shares outstanding diluted *	10,066,283	10,069,056	10,065,002	10,065,002	10,060,670

* Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 effective for shares outstanding March 15, 2007, a 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006, and a two-for-one stock split declared November 17, 2004 effective for shares outstanding December 15, 2004.

Key Operating Ratios

	For the Year Ended December 31,				
	2007	2006	2005	2004	2003
Performance Ratios:					
Return on average assets	1.19%	1.77%	1.84%	2.02%	2.23%
Return on average equity	12.09%	19.59%	21.85%	23.56%	25.22%
Dividend payout ratio	21.82%	13.95%	13.84%	13.38%	12.30%
Net interest margin	3.81%	4.50%	4.58%	4.81%	4.99%
Interest rate spread	3.45%	4.20%	4.32%	4.60%	4.77%
Non-interest expense to average assets	1.76%	1.58%	1.63%	1.75%	1.89%
Efficiency ratio	43.43%	33.50%	33.95%	33.37%	32.69%
Asset Quality Ratios:					
Average equity to average assets	9.82%	9.02%	8.42%	8.57%	8.84%
Nonperforming assets to total assets at end of period	1.11%	0.76%	0.20%	0.13%	0.09%
Nonperforming loans to total gross loans at end of period	0.78%	0.62%	0.18%	0.12%	0.08%
Allowance for loan losses to net loans at end of period	1.21%	1.08%	0.96%	0.90%	0.95%
Allowance for loan losses to nonperforming loans at end of period	140.01%	152.29%	443.30%	632.10%	1030.49%

Average Balance Sheet

Average Balance Sheet. The following table contains for the periods indicated information regarding the total dollar amounts of interest income from interest-earning assets and the resulting average yields, the total dollar amount of interest expense on interest-bearing liabilities and the resulting average costs, net interest income, and the net yield on interest-earning assets.

	Year Ended December 31,								
	2007			2006			2005		
	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost	Average Volume	Interest	Yield/Cost
	(dollars in thousands)								
ASSETS									
Loans (1)	$858,305	$70,275	8.19%	$819,038	$68,610	8.38%	$738,028	$56,120	7.60%
Investments (2)	3,333	121	3.63%	5,000	154	3.08%	5,000	154	3.08%
Mortgage-backed securities	1,957	96	4.91%	2,823	112	3.97%	4,065	173	4.26%
Other interest-earning assets (3)	20,357	1,322	6.49%	19,886	1,299	6.53%	15,923	688	4.32%
Total interest-earning assets	883,952	71,814	8.12%	846,747	70,175	8.29%	763,016	57,135	7.49%
Non-interest earning assets	51,317			44,385			28,027		
Total Assets	$935,269			$891,132			$791,043		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Savings and checking deposits	$132,604	$3,272	2.47%	$138,242	$2,728	1.97%	$155,513	$2,455	1.58%
Certificates of deposits	514,523	26,075	5.07%	483,524	20,977	4.34%	408,026	13,819	3.39%
Borrowings	170,417	8,829	5.18%	162,417	8,355	5.14%	134,833	5,681	4.21%
Total interest-bearing liabilities	817,544	38,176	4.67%	784,183	32,060	4.09%	698,372	21,955	3.14%
Non-interest bearing liabilities	25,836			26,556			26,059		
Stockholders' equity	91,889			80,393			66,612		
Total liabilities and stockholders' equity	$935,269			$891,132			$791,043		
Net interest income and Interest rate spread		$33,638	3.45%		$38,115	4.20%		$35,180	4.35%
Net interest margin			3.81%			4.50%			4.61%
Average interest-earning assets to average interest-bearing liabilities			108.12%			107.98%			109.26%

(1) Non-accrual loans are included in the average balances and in the computation of yields.

(2) Bancorp does not have any tax-exempt securities.

(3) Other interest earning assets includes interest bearing deposits in other banks, federal funds, and FHLB stock investments.

Rate Volume Table

	Year ended December 31, 2007 vs. Year ended December 31, 2006			Year ended December 31, 2006 vs. Year ended December 31, 2005		
	Total	Changes Due to		Total	Changes Due to	
	Change	Volume (1)	Rate (1)	Change	Volume (1)	Rate (1)
	(dollars in thousands)					
Interest-earning assets						
Loans	$1,665	$3,289	$(1,624)	$12,490	$6,160	$6,330
Investments	(33)	(51)	18	-	-	-
Mortgage-backed securities	(16)	(34)	18	(61)	(53)	(8)
Other interest-earning assets	23	31	(8)	611	171	440
Total interest income	$1,639	$3,235	$(1,596)	$13,040	$6,278	$6,762
Interest-bearing liabilities						
Savings and checking deposits	$544	$(111)	$655	$273	$(272)	$545
Certificates of deposits	5,098	1,345	3,753	7,158	2,557	4,601
Borrowings	474	412	62	2,674	1,162	1,512
Total interest expense	$6,116	$1,646	$4,470	$10,105	$3,447	$2,766
Net change in interest income	$(4,477)	$1,589	$(6,066)	$2,935	$2,831	$104

(1) Changes in interest income/expense not arising from volume or rate variances are allocated proportionately to rate and volume.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

The primary business of Bancorp is consumer deposit products and residential and commercial mortgages. Bancorp operates primarily in Anne Arundel County, Maryland, as well as surrounding areas in Maryland, Virginia and Delaware. Bancorp has experienced similar challenges faced by many institutions caused by the slowdown in the real estate market, including increased loan delinquencies and a decrease in the demand for certain loan products including construction, land acquisition and development loans. In addition, stronger competition for new loans and deposits has caused the interest rate spread between Bancorp's cost of funds and what it earns on loans to decrease from 2006. This is primarily due to decreases in interest rates earned on loans, as interest rates paid on deposits increased.

Even though Bancorp's total loan portfolio has increased from 2006, the decrease in the interest rate spread has caused net interest income to decrease from 2006. In addition, Bancorp has experienced an increase in loan delinquencies, which resulted in the allowance for loan losses to increase from 2006. The decrease in net interest income and the increase in the allowance for loan losses, coupled with a modest increase in variable expenses, such as compensation, office expense and advertising, have caused Bancorp's overall profitability to decrease from 2006.

Bancorp is challenged with maintaining high asset quality during the recent slowdown in the real estate market. It has experienced an increase in delinquent loans over prior years and has increased its allowance for loan losses from 2006 accordingly. Bancorp believes that the allowance for loan losses is adequate.

Going forward, Bancorp's challenge will be to continue to grow assets in the form of mortgage loans and commercial loans, while increasing core deposits. Increasing loans while maintaining strong asset quality coupled with increased core deposits, which traditionally have a lower cost of funds, should enable Bancorp to earn a profitable interest spread. In addition, Bancorp will be challenged to maintain low overhead costs should inflation increase.

Interest rates are outside the control of Bancorp, so it must attempt to balance its pricing and duration of its loan portfolio against the risks of rising costs of its deposits and borrowings.

The continued success and attraction of Anne Arundel County, Maryland, and vicinity, will also be important to Bancorp's ability to originate and grow its mortgage loans and deposits, as will Bancorp's continued focus on maintaining a low overhead.

Critical Accounting Policies

Bancorp's significant accounting policies and recent accounting pronouncements are set forth in Note 1 of the consolidated financial statements for the year ended December 31, 2007 which are set forth on pages F-1 through F-33. Of these significant accounting policies, Bancorp considers the policy regarding the allowance for loan losses to be its most critical accounting policy, given the uncertainty in evaluating the level of the allowance required to cover credit losses inherent in the loan portfolio and the material effect that such judgments can have on the results of operations. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations as well as the valuation of foreclosed real estate. Bancorp has developed policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. Bancorp's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers that is not known to management at the time of the issuance of the consolidated financial statements.

Financial Condition

Total assets increased by $50,318,000, or 5.5%, at December 31, 2007 to $962,234,000, compared to $911,916,000 at December 31, 2006. The following discusses the material changes between the December 31, 2007 and 2006 balance sheets.

Loans

Loans Held For Sale. Loans held for sale decreased by $1,869,000, or 62.9% at December 31, 2007 to $1,101,000, compared to $2,970,000 at December 31, 2006. This decrease was primarily due to a slowdown in loans sold on the secondary market, and the timing of loans pending sale at year-end.

Loans Receivable. Total net portfolio loans receivable increased by $59,406,000, or 7.1% at December 31, 2007, to $891,913,000, compared to $832,507,000 at December 31, 2006. The increase in the loan portfolio resulted from Bancorp's ability to attract and retain loan customers in spite of a downturn in the real estate market. This increase was the result of Bancorp's focus on community lending and increased marketing efforts. The increase in the loan portfolio was primarily due to an increase in residential loan demand and an increase in funding of commercial loan obligations partially offset by a decrease in construction, land acquisition and development loans.

Premises and Equipment

Premises and equipment increased by $878,000, or 2.9% at December 31, 2007 to $31,289,000, compared to $30,411,000 at December 31, 2006. The increase was primarily due to the final construction costs that were incurred during 2007 for Bancorp's new administrative headquarters that opened January 2007.

Liabilities

Deposits. Total deposits increased by $26,249,000, or 4.2% at December 31, 2007 to $652,773,000, compared to $626,524,000 at December 31, 2006. This increase was primarily attributable to Bancorp's expanded deposit products and its desire to maintain its competitive edge in the community. This resulted in growth in certificates of deposit and interest bearing checking accounts partially offset by a decrease in money market accounts. The net increase in deposits was primarily used to fund loan growth.

FHLB Advances. FHLB advances increased $17,000,000, or 9.8% at December 31, 2007 to $190,000,000, compared to $173,000,000 at December 31, 2006. This increase was the result of management's decision to borrow funds from FHLB at more favorable rates than would have been necessary to attract the needed funds through customer deposits.

Subordinated Debentures. Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities ("capital securities") to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp ("debentures"). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note, which is at a floating rate of interest of LIBOR (5.24% at December 31, 2007) plus 200 basis points, and matures in 2035.

Off-Balance Sheet Arrangements. Bancorp has certain outstanding commitments and obligations that could impact Bancorp's financial condition, liquidity, revenues or expenses. These commitments and obligations include standby letters of credit, home equity lines of credit, loan commitments, lines of credit, and loans sold and serviced with limited repurchase provisions.

Standby letters of credit, which are obligations of Bancorp to guarantee performance of borrowers to governmental entities, increased $3,498,000, or 58.0% as of December 31, 2007 to $9,530,000, compared to $6,032,000 as of December 31, 2006. In 2007, Bancorp experienced an increase in demand from its borrowers for letter of credit requirements.

Unadvanced construction loans decreased $26,509,000, or 25.3% as of December 31, 2007 to $78,238,000, compared to $104,747,000 as of December 31, 2006. This decrease was primarily the result of increased funding of existing construction loan obligations in addition to a decrease in new construction loan originations.

Home equity lines of credit decreased $2,189,000, or 8.7%, as of December 31, 2007 to $22,895,000, compared to $25,084,000 as of December 31, 2006. This decrease was a result of stronger competition for home equity loans during 2007. Home equity lines of credit allow the borrowers to draw funds up to a specified loan amount, from time to time. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loan commitments decreased $13,031,000, or 88.0%, as of December 31, 2007 to $1,784,000, compared to $14,815,000 as of December 31, 2006. This decrease was a result of a general slowdown in the demand for new loans at the end of 2007 and the timing of loan commitments booked at year end. Loan commitments are obligations of Bancorp to provide loans, and such commitments are made in the usual course of business.

Lines of credit, which are obligations of Bancorp to fund loans made to certain borrowers, increased $2,345,000, or 7.0%, to $35,840,000 as of December 31, 2007, compared to $33,495,000 as of December 31, 2006. The increase was a result of stronger demand for this type of loan product during 2007. Bancorp's management believes it has sufficient liquidity resources to have the funding available as these borrowers draw on these loans.

Loans sold and serviced with limited repurchase provisions decreased $2,035,000, or 33.4%, as of December 31, 2007 to $4,054,000, compared to $6,089,000 as of December 31, 2006. This decrease was the result of the slowdown in the market for loans sold on the secondary market.

Bancorp uses the same credit policies in making commitments and conditional obligations as it does for its on-balance sheet instruments.

Comparison of Results of Operations for the Years Ended December 31, 2007 and 2006.

General. Bancorp's net income for the year ended December 31, 2007 was $11,111,000, or $1.10 per share diluted. This is compared to $15,748,000, or $1.56 per share diluted in 2006. This decrease of $4,637,000, or 29.4%, was primarily the result of Bancorp experiencing similar challenges faced by many institutions caused by the slowdown in the real estate market, including increased loan delinquencies and a compression of its interest rate margin, as well as increased occupancy costs.

Net Interest Income. Net interest income (interest earned net of interest charges) decreased $4,477,000, or 11.7%, to $33,638,000 for the year ended December 31, 2007, compared to $38,115,000 for the year ended December 31, 2006. This decrease was primarily due to a decrease in Bancorp's interest rate spread partially offset by an increase in its loan portfolio. Bancorp's interest rate spread decreased by 0.74% to 3.46% for the year ended December 31, 2007, compared to 4.20% for the year ended December 31, 2006. This decrease was the result of a decrease in interest rates earned on its loans, while the interest rates paid on its interest bearing liabilities increased. Bancorp is uncertain whether it will be able to reduce the interest rate paid on its interest bearing liabilities by attracting lower cost deposits, due to the general expectation of continued increased competition for deposit accounts.

Provision for Loan Losses. The Bank's loan portfolio is subject to varying degrees of credit risk and an allowance for loan losses is maintained to absorb losses inherent in its loan portfolio. Credit risk includes, but is not limited to, the potential for borrower default and the failure of collateral to be worth what the Bank determined it was worth at the time of the granting of the loan. The Bank monitors its loan portfolio at least as often as quarterly and its loan delinquencies at least as often as monthly. All loans that are delinquent and all loans within the various categories of the Bank's portfolio as a group are evaluated. The Bank's Board, with the advice and recommendation of the Bank's delinquency committee, estimates an allowance to be set aside for loan losses. Included in determining the calculation are such factors as the inherent risk contained within the portfolio after considering the state of the general economy, economic trends, consideration of particular risks inherent in different kinds of lending and consideration of known information that may affect loan collectibility. An increase in the loan loss provision from the beginning of the year to the end of a year is the result after an analysis of the aforementioned factors and applying that rationale to the total portfolio.

As more commercial and higher loan-to-value loans are contained in the portfolio, the greater the allowance for loan losses will be. Changes in estimation methods may take place based upon the status of the economy and the estimate of the value of collateral and, as a result, the allowance may increase or decrease. The loan loss allowance has increased when the Board believes trends are negative and contributions to the allowance have decreased when trends are more positive. Management believes that the allowance for loan losses is adequate.

The total allowance for loan losses increased $1,755,000, or 19.4% to $10,781,000 as of December 31, 2007, compared to $9,026,000 as of December 31, 2006. The increase was a result of the current year's addition to the allowance partially offset by charge offs incurred. During the year ended December 31, 2007, the provision for loan losses was $2,462,000 compared to $1,561,000 for the year ended December 31, 2006. This increase of $901,000 or 57.7% was a result of an increase in loan delinquencies, an increase in the loan portfolio, and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2006.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $242,000, or 29.6% to $575,000 for the year ended December 31, 2007, compared to $817,000 for the year ended December 31, 2006. This decrease was primarily the result of a $180,000 decrease in gain on sale of loans, and a decrease in mortgage processing and servicing fees of $55,000 for the year ended December 31, 2007 compared to the year ended December 31, 2006. These decreases were attributable to a general slowdown in loan activity, which resulted in fewer loans sold on the secondary market during 2007 and less mortgage processing and servicing fees during 2007.

Real estate commissions increased $433,000, or 21.5% to $2,451,000 for the year ended December 31, 2007, compared to $2,018,000 for the year ended December 31, 2006. This increase was primarily the result of commissions earned on large settlements that took place during 2007. Real estate management fees increased $75,000, or 13.0% to $653,000 for the year ended December 31, 2007, compared to $578,000 for the year ended December 31, 2006. This increase was primarily due to additional properties being managed in 2007.

Other non-interest income increased $203,000, or 44.7% to $657,000 for the year ended December 31, 2007, compared to $454,000 for the year ended December 31, 2006. This increase was primarily a result of a one-time gain of $105,000 realized on a sale of an investment by Crownsville, and miscellaneous fees collected by the Bank.

Compensation and related expenses increased $736,000, or 7.1% to $11,070,000 for the year ended December 31, 2007, compared to $10,334,000 for the year ended December 31, 2006. This increase was primarily the result of higher health care costs paid by Bancorp, and salary rate increases. As of December 31, 2007, Bancorp had 118 full-time equivalent employees compared to 121 at December 31, 2006.

Occupancy increased $990,000, or 140.2% to $1,696,000 for the year ended December 31, 2007, compared to $706,000 for the year ended December 31, 2006. This increase was primarily due to increased depreciation incurred on the new headquarters by HS.

Other non-interest expense increased $701,000, or 23.2% to $3,726,000 for the year ended December 31, 2007, compared to $3,025,000 for the year ended December 31, 2006. This increase was primarily the result of a $261,000 increase in costs incurred relating to foreclosed real estate, a $192,000 increase in legal fees relating to loan delinquencies, a $173,000 increase in advertising relating to new product promotions and a $101,000 increase in professional fees relating to new policy development for the year ended December 31, 2007, compared to the year ended December 31, 2006.

Income Taxes. Income taxes decreased $2,699,000, or 25.4% to $7,909,000 for the year ended December 31, 2007, compared to $10,608,000 for the year ended December 31, 2006 due to lower pretax income. The effective tax rate for the years ended December 31, 2007 and 2006 was 41.6% and 40.2%, respectively.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

General. Bancorp's net income for the year ended December 31, 2006 was $15,748,000, or $1.56 per share diluted. This compared to $14,554,000, or $1.45 per share diluted in 2005. This increase of $1,194,000, or 8.2%, was primarily the result of the growth in Bancorp's mortgage portfolio and Bancorp's continued ability to maintain low operating expenses.

Net Interest Income. Net interest income (interest earned net of interest charges) increased $2,935,000, or 8.3% to $38,115,000 for the year ended December 31, 2006, compared to $35,180,000 for the year ended December 31, 2005. This increase was primarily due to the growth in the loan portfolio, which offset a 0.15% decrease in Bancorp's interest rate spread to 4.20% for the year ended December 31, 2006, compared to 4.35% for the year ended December 31, 2005. Bancorp's interest rate spread decreased over the past year because interest rates earned on the Bank's loans have risen slower than the rise in interest rates paid on the Bank's interest bearing liabilities.

Provision for Loan Losses. The total allowance for loan losses increased $1,521,000, or 20.3%, to $9,026,000 as of December 31, 2006, compared to $7,505,000 as of December 31, 2005. This increase was a result of the addition to the allowance and minimal charge offs being incurred in 2006. During the year ended December 31, 2006, the provision for loan losses was $1,561,000 compared to $1,570,000 for the year ended December 31, 2005. This decrease of $9,000 or 0.6%, was a result of slower loan growth and management's determination that adding to the provision for loan losses was appropriate for the level of inherent risk in its portfolio as compared to the year ended December 31, 2005.

Other Income and Non Interest Expenses. Revenues from mortgage banking activities decreased $599,000, or 42.3%, to $817,000 for the year ended December 31, 2006, compared to $1,416,000 for the year ended

December 31, 2005. This decrease was primarily the result of a $159,000 decrease in mortgage processing and servicing fees and a $440,000 decrease in the gain on sale of loans for the year ended December 31, 2006 compared to the year ended December 31, 2005. These decreases were attributable to a general slowdown in loan activity, which resulted in fewer loans sold on the secondary market during 2006 and less mortgage processing and servicing fees during 2006.

Real estate commissions increased $1,473,000, or 270.3%, to $2,018,000 for the year ended December 31, 2006, compared to $545,000 for the year ended December 31, 2005. This increase was primarily the result of commissions earned on several large settlements that took place during 2006. Real estate management fees increased $152,000, or 35.7%, to $578,000 for the year ended December 31, 2006, compared to $426,000 for the year ended December 31, 2005. This increase was primarily due to additional properties being managed in 2006.

Other non-interest income increased $93,000, or 25.8%, to $454,000 for the year ended December 31, 2006, compared to $361,000 for the year ended December 31, 2005. This increase was primarily a result of an increase in rents collected and savings charges.

Compensation and related expenses increased $1,254,000, or 13.8%, to $10,334,000 for the year ended December 31, 2006, compared to $9,080,000 for the year ended December 31, 2005. This increase was the result of additional Bank employees hired, higher commissions paid on loan growth, and salary rate increases. As of December 31, 2006, Bancorp had 121 full-time equivalent employees compared to 111 at December 31, 2005.

Occupancy decreased $13,000, or 1.8%, to $706,000 for the year ended December 31, 2006, compared to $719,000 for the year ended December 31, 2005.

Other non-interest expense decreased $54,000, or 1.8%, to $3,025,000 for the year ended December 31, 2006, compared to $3,079,000 for the year ended December 31, 2005. This decrease was primarily a result of a one-time cash reconciliation charge off of $135,000 in 2005 and a decrease in miscellaneous expenses of approximately $67,000, partially offset by increases in professional fees of approximately $68,000 and an increase in advertising expenses of approximately $97,000.

Income Taxes. Income taxes increased $1,682,000, or 18.8%, to $10,608,000 for the year ended December 31, 2006, compared to $8,926,000 for the year ended December 31, 2005. The effective tax rate for the years ended December 31, 2006 and 2005 was 40.2% and 38.0%, respectively.

Liquidity and Capital Resources.

Bancorp's liquidity is determined by its ability to raise funds through loan repayments, maturing investments, deposits, borrowed funds, capital, or the sale of loans. Based on the internal and external sources available, Bancorp's liquidity position exceeded anticipated short-term and long-term needs at December 31, 2007. Core deposits, considered to be stable funding sources and defined to include all deposits except time deposits of $100,000 or more, equaled 64% of total deposits at December 31, 2007. The Bank's experience is that a substantial portion of certificates of deposit will renew at time of maturity and will remain on deposit with the Bank. Additionally, loan payments, maturities, deposit growth and earnings contribute a flow of funds available to meet liquidity requirements.

In addition to its ability to generate deposits, Bancorp has external sources of funds, which may be drawn upon when desired. The primary source of external liquidity is an available line of credit equal to 30% of the Bank's assets with FHLB-Atlanta. The available line of credit with FHLB-Atlanta was $288,670,000 at December 31, 2007, of which $190,000,000 was outstanding at that time. Short-term borrowings were $15,000,000 and long-term advances were $175,000,000.

The maturities of these long-term advances at December 31, 2007 are as follows (dollars in thousands):

Description	Rate	Amount	Maturity
FHLB advances	3.33% to 5.012%	37,000	2008
FHLB advances	4.995% to 4.996%	13,000	2009
FHLB advances	5.00%	10,000	2010
FHLB advances	-%	-	2011
FHLB advances	-%	-	2012
FHLB advances	2.64% to 4.430%	115,000	Thereafter
		$175,000	

In assessing its liquidity the management of Bancorp considers operating requirements, anticipated deposit flows, expected funding of loans, deposit maturities and borrowing availability, so that sufficient funds may be available on short notice to meet obligations and business opportunities as they arise. As of December 31, 2007, Bancorp had $1,784,000 outstanding in loan commitments, which Bancorp expects to fund from the sources of liquidity described above. This amount does not include undisbursed lines of credit, home equity lines of credit and standby letters of credit, in the aggregate amount of $68,265,000, which Bancorp anticipates it will be able to fund, if required, from these liquidity sources in the regular course of business.

In addition to the foregoing, the payment of dividends is a use of cash, but is not expected to have a material effect on liquidity. As of December 31, 2007, Bancorp had no material commitments for capital expenditures.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

Contractual Obligations

The following table contains for the periods indicated information regarding the financial obligations owing by Bancorp under contractual obligations.

	Payments due by period (dollars in thousands)				
	Total	**Less than 1 year**	**1to 3 years**	**3 to 5 years**	**More than 5 years**
Long term debt	$175,000	$37,000	$23,000	$-	$115,000
Subordinated debentures	20,619	-	-	-	20,619
Operating lease obligations	225	94	131	-	-
Certificates of Deposit	523,698	442,996	46,329	34,260	113
Total	$719,542	$480,090	$69,460	$34,260	$135,732

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Qualitative Information About Market Risk. The principal objective of Bancorp's interest rate risk management is to evaluate the interest rate risk included in balance sheet accounts, determine the level of risks appropriate given Bancorp's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Bancorp's interest rate risk management policy. Through this management, Bancorp seeks to reduce the vulnerability of its operations to changes in interest rates. The Board of Directors of Bancorp is responsible for reviewing assets/liability policies and interest rate risk position. The Board of Directors reviews the interest rate risk position on a quarterly basis and, in connection with this review, evaluates Bancorp's business activities and strategies, the effect of those strategies on Bancorp's net interest margin and the effect that changes in interest rates will have on Bancorp's loan portfolio. While continuous movement of interest rates is certain, the extent and timing of these movements is not always predictable. Any movement in interest rates has an effect on Bancorp's profitability. Bancorp faces the risk that rising interest rates could cause the cost of interest bearing liabilities, such as deposits and borrowings, to rise faster than the yield on interest earning assets, such as loans and investments. Bancorp's interest rate spread and interest rate margin may be negatively impacted in a declining interest rate environment even though Bancorp generally borrows at short-term interest rates and lends at longer-term interest rates. This is because loans and other interest earning assets may be prepaid and replaced with lower yielding assets before the supporting interest bearing liabilities reprice downward. Bancorp's interest rate margin may also be negatively impacted in a flat or inverse-yield curve environment. Mortgage origination activity tends to increase when interest rates trend lower and decrease when interest rates rise.

Bancorp's primary strategy to control interest rate risk is to sell substantially all long-term fixed-rate loans in the secondary market. To further control interest rate risk related to its loan servicing portfolio, Bancorp originates a substantial amount of construction loans that typically have terms of one year or less. The turnover in construction loan portfolio assists Bancorp in maintaining a reasonable level of interest rate risk.

Quantitative Information About Market Risk. The primary market risk facing Bancorp is interest rate risk. From an enterprise prospective, Bancorp manages this risk by striving to balance its loan origination activities with the interest rate market. Bancorp attempts to maintain a substantial portion of its loan portfolio in short-term loans such as construction loans. This has proven to be an effective hedge against rapid increases in interest rates as the construction loan portfolio reprices rapidly.

The matching of maturity or repricing of interest earning assets and interest bearing liabilities may be analyzed by examining the extent to which these assets and liabilities are interest rate sensitive and by monitoring the Bank's interest rate sensitivity gap. An interest earning asset or interest bearing liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. The difference between rate sensitive assets and rate sensitive liabilities represents the Bank's interest sensitivity gap.

Exposure to interest rate risk is actively monitored by Bancorp's management. Its objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. Bancorp uses the OTS Net Portfolio Value ("NPV") model to monitor its exposure to interest rate risk, which calculates changes in NPV. The following table represents Bancorp's NPV at December 31, 2007. The NPV was calculated by the OTS, based upon information provided to the OTS.

INTEREST RATE SENSITIVITY OF NET PORTFOLIO VALUE (NPV)

	Net Portfolio Value			NPV as % of PV of Assets	
Change In Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(dollars are in thousands)				
+300 bp	106,592	(19,373)	(15%)	11.28%	(156bp)
+200 bp	115,018	(10,948)	(9%)	12.00%	(84bp)
+100 bp	121,626	(4,339)	(3%)	12.53%	(31bp)
+50 bp	124,072	(1,894)	(2%)	12.71%	(13bp)
0 bp	125,965			12.84%	
-50 bp	126,679	714	1%	12.85%	1bp
-100 bp	128,263	2,297	2%	12.95%	11bp
-200 bp	127,758	1,793	1%	12.77%	(7bp)

The above table suggests that if interest rates rise 100 bps, Bancorp's interest sensitive assets would decline in value by $4,339,000.

Item 8. Financial Statements and Supplementary Data

Financial statements and supplementary data are included herein at pages F-1 through F-33.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Under the supervision and with the participation of Bancorp's management, including its Chief Executive Officer and Chief Financial Officer, Bancorp has evaluated the effectiveness of its disclosure controls and procedures (as defined in Securities Exchange Act Rule 13a-15(e)) as of December 31, 2007. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the period covered by this report, Bancorp's disclosure controls and procedures were effective in reaching a reasonable level of assurance that (i) information required to be disclosed by Bancorp in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) information required to be disclosed by Bancorp in its reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to its management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Bancorp's management, with the participation of its Chief Executive Officer and Chief Financial Officer, also conducted an evaluation of Bancorp's internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), to determine whether any changes occurred during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, Bancorp's internal control over financial reporting. Based on that evaluation, there were no such changes during the quarter ended December 31, 2007.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Bancorp have been detected. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Severn Bancorp, Inc. ("Bancorp") is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles, and as such, include some amounts that are based on management's best estimates and judgments.

Bancorp's management is responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control over financial reporting, as it relates to the financial statements, is evaluated for effectiveness by management and tested for reliability through a program of internal audits and management testing and review. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the effectiveness of Bancorp's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsorship Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on its assessment, management concluded that as of December 31, 2007, Bancorp's internal control over financial reporting is effective and meets the criteria of the *Internal Control – Integrated Framework*.

Bancorp's independent registered public accounting firm, Beard Miller Company LLP, has issued an attestation report Bancorp's internal control over financial reporting. This report appears on pages 49 and 50.

/s/ Alan J. Hyatt
Alan J. Hyatt
President and Chief Executive Officer

/s/ Thomas G. Bevivino
Thomas G. Bevivino
Principal Financial Officer

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Severn Bancorp, Inc.

We have audited Severn Bancorp Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Severn Bancorp Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Severn Bancorp Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, stockholders' equity and cash flows of Severn Bancorp Inc. and Subsidiaries, and our report dated February 28, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
February 28, 2008

Item 9B. Other Information

Bancorp does not have any employees. The executive officers of Bancorp are employees at-will of the Bank. The Board of Directors of the Bank has a Compensation Committee, which determines the compensation of the executive officers of Bancorp. Annually, the Compensation Committee of the Bank's Board of Directors evaluates profiles of comparable financial institutions to assure that the compensation to its executive officers is comparable to its peer group. Other factors used by the Compensation Committee in determining compensation for its executive officers include an assessment of the overall financial condition of the Bank, including an analysis of the Bank's asset quality, interest rate risk exposure, capital position, net income and consistency of earnings. The Bank's return on average assets and return on equity is considered and compared to its peer group. The complexity of the activities of the executive officers are considered, and intangible items are considered such as the reputation and general standing of the Bank within the community and the likelihood of continuing successful and profitable results.

Based on the considerations set forth above, at its meeting on November 20, 2007, the Compensation Committee approved bonuses for the Bank's executive officers for fiscal year 2007 as follows: Alan J. Hyatt, $145,000; Melvin E. Meekins, Jr., $68,000; S. Scott Kirkley, $60,000; and Thomas G. Bevivino, $35,000. In addition, the Compensation Committee, at its meeting on November 20, 2007, approved the annual base salaries of the Bank's executive officers for fiscal year 2008 as follows: Alan J. Hyatt, $325,000; S. Scott Kirkley, $245,000; and Thomas G. Bevivino, $179,000. Melvin E. Meekins, Jr. retired effective December 31, 2007 and will not receive a salary in 2008. He will receive, effective January 1, 2008, directors fees serving as Vice Chairman of the Board of Directors.

PART III

Item 10. Directors and Executive Officers of the Registrant and Corporate Governance

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board - Proposal 1: Election of Directors" in Bancorp's Proxy Statement relating to the 2008 Annual Stockholders Meeting "Proxy Statement", for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Stock Ownership" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned ""Section 16(a) Beneficial Ownership Reporting Compliance" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Bancorp has adopted a code of ethics that applies to its employees, including its chief executive officer, chief financial officer, and persons performing similar functions and directors. A copy of the code of ethics is filed as an exhibit to Bancorp's Form 10-K for the year ended December 31, 2003, which was filed with the Securities and Exchange Commission on March 25, 2004.

Item 11. Executive Compensation

Reference is made to the section captioned "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to the section captioned "Stock Ownership" "Principal Stockholders" and "Executive and Director Compensation" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference. The following table provides certain information as of December 31, 2007 with respect to Bancorp's equity based compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plan approved by security holders	122,815	$15.85	-
Equity compensation plans not approved by security holders	-	-	-
Total	122,815	$15.85	-

Item 13. Certain Relationships and Related Transactions, and Director Independence

Reference is made to the sections captioned "Executive and Director Compensation - Compensation Committee Interlocks and Insider Participation," and "Executive and Director Compensation - Certain Transactions With Related Persons" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Reference is made to the section captioned "Director Independence" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

Reference is made to the section captioned "Discussion of Proposals Recommended by the Board – Proposal 2: Ratification of Appointment of Independent Auditor - Relationship with Independent Auditor" and "Policy on Audit and Examining Committee Pre-Approved of Audit and Non-audit Services of Independent Auditor" in Bancorp's Proxy Statement for the information required by this Item, which is hereby incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following consolidated financial statements of Bancorp and its wholly owned subsidiaries are filed as part of this report:

1. Financial Statements
   - REPORTS OF BEARD MILLER COMPANY LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
   - CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AT DECEMBER 31, 2007 AND DECEMBER 31, 2006
   - CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
   - CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005
   - CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005.
   - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Financial Statement Schedules
   All financial statement schedules have been omitted, as required information is either inapplicable or included in the consolidated financial statements or related notes.

3. Exhibits
   The following exhibits are filed as part of this report:

Exhibit No.	**Description of Exhibit**
3.1	Articles of Incorporation of Severn Bancorp, Inc. (1)
3.2	Bylaws of Severn Bancorp, Inc., as amended
10.1+	Description of compensation of directors and officers
10.2+	Stock Option Plan (3)
10.3+	Employee Stock Ownership Plan (1)
10.4+	Form of Common Stock Option Agreement(4)
14	Code of Ethics (2)
21.1	Subsidiaries of Severn Bancorp, Inc. (5)
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of CEO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
31.2	Certification of CFO pursuant to Section 302 of Sarbanes-Oxley Act of 2002
32	Certification of CEO and CFO pursuant to Section 906 of Sarbanes-Oxley Act of 2002

+ Denotes management contract, compensatory plan or arrangement.

(1) Incorporated by reference from Bancorp's Registration Statement on Form 10 filed with the Securities and Exchange Commission on June 7, 2002.

(2) Incorporated by reference from Bancorp's 2003 Form 10-K filed with the Securities and Exchange Commission on March 25, 2004.

(3) Incorporated by reference from Bancorp's 2004 Form 10-K filed with the Securities and Exchange Commission on March 21, 2005.

(4) Incorporated by reference from Bancorp's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2006.

(5) Incorporated by reference from Bancorp's 2006 Form 10-K filed with the Securities and Exchange Commission on March 14, 2007.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEVERN BANCORP, INC.

March 11, 2008

/s/ Alan J. Hyatt
Alan J. Hyatt
Chairman of the Board, President,
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 11, 2008	/s/ Alan J. Hyatt Alan J. Hyatt Chairman of the Board, President, Chief Executive Officer and Director
March 11, 2008	/s/ Thomas G. Bevivino Thomas G. Bevivino, Executive Vice President and Chief Financial Officer
March 11, 2008	/s/ S. Scott Kirkley S. Scott Kirkley, Executive Vice President, Secretary, Treasurer and Director
March 11, 2008	/s/ Melvin E. Meekins, Jr. Melvin E. Meekins, Jr., Vice Chairman of the Board
March 11, 2008	/s/ Melvin Hyatt Melvin Hyatt, Director
March 11, 2008	/s/ Ronald P. Pennington Ronald P. Pennington, Director
March 11, 2008	/s/ T. Theodore Schultz T. Theodore Schultz, Director
March 11, 2008	/s/ Albert W. Shields Albert W. Shields, Director
March 11, 2008	/s/ Louis DiPasquale, Jr. Louis DiPasquale, Jr., Director
March 11, 2008	/s/ Keith Stock Keith Stock, Director

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Severn Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. Severn Bancorp Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for share-based payments in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Severn Bancorp Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2008 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
February 28, 2008

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31, 2007	December 31, 2006
ASSETS		
Cash and due from banks	$6,415	$16,982
Interest bearing deposits in other banks	814	709
Federal funds sold	4,037	1,024
Cash and cash equivalents	11,266	18,715
Investment securities held to maturity	2,383	7,271
Loans held for sale	1,101	2,970
Loans receivable, net of allowance for loan losses of $10,781 and $9,026, respectively	891,913	832,507
Premises and equipment, net	31,289	30,411
Federal Home Loan Bank stock at cost	10,172	9,468
Accrued interest receivable and other assets	14,110	10,574
Total assets	$962,234	$911,916
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits	$652,773	$626,524
Short-term borrowings	15,000	18,000
Long-term borrowings	175,000	155,000
Subordinated debentures	20,619	20,619
Accrued interest payable and other liabilities	3,566	5,331
Total liabilities	866,958	825,474
Stockholders' Equity		
Common stock, $0.01 par value, 20,000,000 shares authorized; 10,066,679 and 9,150,850 shares issued and outstanding at December 31, 2007 and 2006, respectively	101	92
Additional paid-in capital	46,768	28,270
Retained earnings	48,407	58,080
Total stockholders' equity	95,276	86,442
Total liabilities and stockholders' equity	$962,234	$911,916

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

	Years Ended December 31,		
Interest Income	2007	2006	2005
Loans	$70,275	$68,610	$56,120
Securities, taxable	217	266	327
Other	1,322	1,299	688
Total interest income	71,814	70,175	57,135
Interest Expense			
Deposits	29,347	23,706	16,274
Short-term borrowings	488	438	853
Long-term borrowings and subordinated debentures	8,341	7,916	4,828
Total interest expense	38,176	32,060	21,955
Net interest income	33,638	38,115	35,180
Provision for loan losses	2,462	1,561	1,570
Net interest income after provision for loan losses	31,176	36,554	33,610
Other Income			
Mortgage banking activities	575	817	1,416
Real estate commissions	2,451	2,018	545
Real estate management fees	653	578	426
Other income	657	454	361
Total other income	4,336	3,867	2,748
Non-Interest Expenses			
Compensation and related expenses	11,070	10,334	9,080
Occupancy	1,696	706	719
Other	3,726	3,025	3,079
Total non-interest expenses	16,492	14,065	12,878
Income before income tax provision	19,020	26,356	23,480
Income tax provision	7,909	10,608	8,926
Net income	$11,111	$15,748	$14,554
Basic earnings per share	$1.10	$1.56	$1.45
Diluted earnings per share	$1.10	$1.56	$1.45

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2007, 2006, and 2005
(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance - December 31, 2004	$83	$11,516	$48,555	$60,154
Comprehensive Income				
Net income	-	-	14,554	14,554
Dividends on common stock				
($.19 per share)	-	-	(1,996)	(1,996)
Balance - December 31, 2005	83	11,516	61,113	72,712
Comprehensive Income				
Net income	-	-	15,748	15,748
10% Stock dividend (914,943 shares)	9	16,576	(16,585)	-
Stock-based compensation	-	163	-	163
Dividends on common stock				
($.22 per share)	-	-	(2,196)	(2,196)
Exercise of stock options (900 shares)	-	15	-	15
Balance - December 31, 2006	92	28,270	58,080	86,442
Comprehensive Income				
Net income	-	-	11,111	11,111
10% Stock dividend (915,004 shares)	9	18,357	(18,366)	-
Stock-based compensation	-	128	-	128
Dividends on common stock				
($.24 per share)	-	-	(2,418)	(2,418)
Exercise of stock options (825 shares)	-	13	-	13
Balance - December 31, 2007	$101	$46,768	$48,407	$95,276

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,		
	2007	2006	2005
Cash Flows from Operating Activities			
Net income	$11,111	$15,748	$14,554
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred loan fees	(3,263)	(4,211)	(3,927)
Net amortization of premiums and discounts	4	31	31
Provision for loan losses	2,462	1,561	1,570
Provision for depreciation	1,333	362	377
Deferred income taxes	(1,157)	(621)	213
Gain on sale of loans	(177)	(357)	(804)
Proceeds from loans sold to others	20,366	31,925	78,008
Loans originated for sale	(18,320)	(31,322)	(73,766)
Stock-based compensation expense	128	163	-
Increase in accrued interest receivable and other assets	(356)	(303)	(2,324)
Increase (decrease) in accrued interest payable and other liabilities	(1,765)	1,781	1,120
Net cash provided by operating activities	10,366	14,757	15,052
Cash Flows from Investing Activities			
Proceeds from maturing investment securities	4,000	-	-
Principal collected on mortgage backed securities	884	988	1,634
Net increase in loans	(61,947)	(54,710)	(123,447)
Net proceeds from sale of foreclosed property	1,319	-	-
Investment in premises and equipment	(4,013)	(10,813)	(13,336)
Proceeds from disposal of premises and equipment	1,802	3	-
Purchase of FHLB stock	(704)	(955)	(3,430)
Net cash used in investing activities	(58,659)	(65,487)	(138,579)

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	For the Years Ended December 31,		
	2007	2006	2005
Cash Flows from Financing Activities			
Net increase in deposits	$26,249	$31,631	$67,480
Net increase (decrease) in short term borrowings	(3,000)	(8,000)	26,000
Additional borrowed funds, long term	40,000	73,000	50,000
Repayment of borrowed funds, long term	(20,000)	(50,000)	(7,000)
Redemption of preferred securities of subsidiary	-	-	(4,000)
Cash dividends paid	(2,418)	(2,196)	(1,996)
Proceeds from exercise of options	13	15	-
Net cash provided by financing activities	40,844	44,450	130,484
Increase (decrease) in cash and cash equivalents	(7,449)	(6,280)	6,957
Cash and cash equivalents at beginning of year	18,715	24,995	18,038
Cash and cash equivalents at end of year	$11,266	$18,715	$24,995
Supplemental disclosure of cash flows information:			
Cash paid during year for:			
Interest	$38,326	$32,464	$21,693
Income taxes	$9,065	$11,323	$9,624
Transfer of loans to foreclosed real estate	$3,342	$970	$ -

The accompanying notes to consolidated financial statements are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

A. **Principles of Consolidation -** The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, Louis Hyatt, Inc., SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB ("the Bank"), and the Bank's subsidiaries, Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, HS West, LLC and Severn Preferred Capital Corporation. All intercompany accounts and transactions have been eliminated in the accompanying financial statements.

Severn Preferred Capital Corporation, which qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, liquidated effective January 31, 2005.

B. **Business -** The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp.

C. **Estimates -** The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the fair value of foreclosed real estate.

D. **Investment Securities Held to Maturity –** Investment securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Note 1 - Summary of Significant Accounting Policies - Continued

E. **Loans Held for Sale -** Loans held for sale are carried at lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F. **Loans -** Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

G. **Allowance for Loan Losses -** An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Note 1 - Summary of Significant Accounting Policies - Continued

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component relates to loans that are classified as either doubtful, substandard or special mention, as well as non-classified loans. The general reserve is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment, include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

H. **Foreclosed Real Estate -** Real estate acquired through or in the process of foreclosure is recorded at fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides an additional allowance, to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property. Foreclosed real estate totaled $2,993,000 and $970,000 as of December 31, 2007 and 2006, respectively and is included in other assets.

Note 1 - Summary of Significant Accounting Policies - Continued

I. **Transfers of Financial Assets** – Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

J. **Premises and Equipment** - Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

K. **Income Taxes** - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

L. **Statement of Cash Flows** - In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

M. **Earnings Per Share** - Basic earnings per share of common stock for the years ended December 31, 2007, 2006 and 2005 is computed by dividing net income by 10,066,283, 10,065,289 and 10,065,002, respectively, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate solely to outstanding stock options, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2007, 2006 and 2005, is computed by dividing net income for each year by 10,066,283, 10,069,056 and 10,065,002, respectively, the weighted average number of diluted shares of common stock. The above amounts have been retroactively adjusted to give effect to two 10% stock dividends effective March 2007 and 2006.

Note 1 - Summary of Significant Accounting Policies - Continued

N. **Employee Stock Ownership Plan** - Bancorp accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. Bancorp records compensation expense equal to the cash contribution called for under the Plan. All ESOP shares are included in the weighted average shares outstanding for earnings per share computations. All dividends paid on ESOP shares are charged to retained earnings.

O. **Advertising Cost** - Advertising cost is expensed as incurred and totaled $460,000, $287,000 and $190,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

P. **Recent Accounting Pronouncements** - In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company does not expect that FASB Statement No. 157 will have a material impact on its financial statements.

In December 2007, the FASB proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in the fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company does not expect that FSP 157-b will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115". SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company January 1, 2008. The Company does not expect that SFAS No. 159 will have a material impact on its financial statements.

Note 1 - Summary of Significant Accounting Policies – Continued

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company does not expect that EITF 06-11 will have a material impact on its financial statements.

FASB Statement No. 141 (R) "Business Combinations" was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company's accounting for any business combinations beginning January 1, 2009.

FASB Statement No. 160 "Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company does not expect that FASB No. 160 will have a material impact on its financial statements.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, "Share-Based Payment" of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the "simplified" method in developing an estimate of expected terms of "plain vanilla" share options and allows usage of the "simplified" method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the "simplified" method for estimating the expected term of "plain vanilla" share option grants after December 31, 2007. SAB 110 is effective January 1, 2008.

Note 2 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(dollars in thousands)		
December 31, 2007:				
Federal Home Loan Bank ("FHLB") Notes	$1,000	$-	$-	$1,000
Mortgage backed securities	1,383	3	56	1,330
	$2,383	$3	$56	$2,330
December 31, 2006:				
Federal Home Loan Bank ("FHLB") Notes	$5,000	$-	$75	$4,925
Mortgage backed securities	2,271	3	82	2,192
	$7,271	$3	$157	$7,117

In 2007, there were no notes or mortgage-backed securities pledged as collateral. In 2006, FHLB Notes in the amount of $2,000,000 and mortgage-backed securities in the amount of $795,000 were pledged as collateral for the Bank's standby letters of credit issued on behalf of various borrowers and developers in favor of Anne Arundel County.

The scheduled maturities of investment securities held to maturity are as follows at December 31, 2007:

	Amortized Cost	Fair Value
	(dollars in thousands)	
Due less than one year	$-	$-
More than five to ten years	1,000	1,000
Greater than ten years	1,383	1,330
	$2,383	$2,330

Note 2 - Investment Securities – Continued

The following tables show fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2007 and 2006. Included in the table for 2007 are four mortgage backed securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on December 31, 2007 and 2006 and are subject to change daily as interest rates fluctuate.

2007	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
Mortgage Backed Securities	$-	$-	$1,150	$56	$1,150	$56

2006	Less than 12 months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(dollars in thousands)					
Federal Home Loan Bank Notes	$-	$-	$4,925	$75	$4,925	$75
Mortgage Backed Securities	-	-	2,181	82	2,181	82
Total temporarily impaired securities	$-	$-	$7,106	$157	$7,106	$157

Note 3 - Loans Receivable

Loans receivable consist of the following:

	December 31, 2007	December 31, 2006
	(dollars in thousands)	
Residential mortgage	$320,303	$249,448
Construction, land acquisition and development	297,823	339,122
Land	93,717	90,747
Lines of credit	29,713	40,733
Commercial real estate	205,755	193,299
Commercial non-real estate	3,416	3,348
Home equity	32,748	32,758
Consumer	2,355	1,537
	985,830	950,992
Less		
Loans in process	(78,238)	(104,747)
Allowance for loan losses	(10,781)	(9,026)
Deferred loan origination fees and costs, net	(4,898)	(4,712)
	$891,913	$832,507

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable is mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

Note 3 - Loans Receivable - Continued

The following is a summary of the allowance for loan losses for the years ended December 31:

	2007	2006	2005
		(dollars in thousands)	
Balance at beginning of year	$9,026	$7,505	$5,935
Provision for loan losses	2,462	1,561	1,570
Charge-offs	(707)	(40)	-
Balance at end of year	$10,781	$9,026	$7,505

At December 31, 2007 and 2006, the recorded investment in loans considered to be impaired under FASB Statement No.114 "Accounting by Creditors for Impairment of a Loan" totaled $17,960,000 and $6,612,000, respectively. Of the impaired loans, $8,256,000 and $0 had a specific valuation allowance of $1,228,000 and $0 at December 31, 2007 and 2006, respectively. Impaired loans averaged $18,125,000 during 2007, $6,614,000 during 2006 and $2,589,000 during 2005. Interest income recognized on these loans totaled $925,000 during 2007, $471,000 during 2006 and $167,000 during 2005.

Non-accrual loans amounted to approximately $7,700,000 and $5,927,000 at December 31, 2007 and 2006, respectively. The Bank had no loans greater than ninety days past due and still accruing interest at December 31, 2007 and 2006.

Interest income that would have been recorded under the original terms of non-accrual loans and the interest income actually recognized for the years ended December 31, are summarized below:

	2007	2006	2005
		(dollars in thousands)	
Interest income that would have been recorded	$649	$416	$147
Interest income recognized	406	188	64
Interest income not recognized	$243	$228	$83

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $62,825,000 and $59,792,000 at December 31, 2007 and 2006, respectively.

Note 3 - Loans Receivable - Continued

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial condition. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,	
	2007	2006
	(dollars in thousands)	
Standby letters of credit	$9,530	$6,032
Home equity lines of credit	22,895	25,084
Unadvanced construction commitments	78,238	104,747
Loan commitments	1,784	14,815
Lines of credit	35,840	33,495
Loans sold with limited repurchase provisions	$4,054	$6,089

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2007 and 2006 for guarantees under standby letters of credit issued is not material.

Note 3 - Loans Receivable - Continued

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Mortgage loan commitments not reflected in the accompanying statements at December 31, 2007 include $1,784,000 at fixed rates ranging from 5.75% to 8.5% and $0 at floating rates.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2007 and 2006 as a liability for credit loss related to these loans. The Bank has never had to repurchase a loan under these agreements.

Note 4 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31, 2007	December 31, 2006	Estimated Useful Lives
	(dollars in thousands)		
Land	$1,566	$1,924	-
Building	28,896	2,290	39 Years
Leasehold improvements	1,068	600	15-27.5 Years
Furniture, fixtures and equipment	2,510	2,325	3-10 Years
Construction in progress	-	25,787	-
Total at cost	34,040	32,926	
Accumulated depreciation	(2,751)	(2,515)	
	$31,289	$30,411	

Depreciation expense was $1,333,000, $362,000, and $377,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

HS West, LLC constructed a building in Annapolis, Maryland that effective January 2007 serves as Bancorp's and the Bank's administrative headquarters. A branch office of the Bank is included. Interest capitalized during the years ended December 31, 2007, 2006 and 2005 was $319,000, $1,015,000 and $179,000, respectively.

The Bank leases a branch and an office under two long-term leases, which both expire in 2010. The minimum annual rental payments are as follows:

Years Ended December 31, (in thousands)	
2008	$94
2009	94
2010	37

Total rent expense was $89,000, $147,000, and $141,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 5 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 6 - Deposits

Deposits in the Bank as of December 31, 2007 and 2006 consisted of the following:

	2007		2006	
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)			
NOW accounts	$11,152	1.71%	$9,314	1.49%
Money market accounts	87,688	13.43%	89,120	14.22%
Passbooks	14,891	2.28%	18,526	2.96%
Certificates of deposit	523,698	80.23%	490,865	78.35%
Non-interest bearing accounts	15,344	2.35%	18,699	2.98%
Total deposits	$652,773	100.00%	$626,524	100.00%

Note 6 - Deposits - Continued

At December 31, 2007 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands)
One year or less	$442,996
More than 1 year to 2 years	30,988
More than 2 years to 3 years	15,341
More than 3 years to 4 years	16,362
More than 4 years to 5 years	17,898
More than 5 years	113
	$523,698

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $235,729,000 and $200,595,000 at December 31, 2007 and 2006, respectively.

Interest expense on deposits is summarized as follows:

	For Years Ended December 31,		
	2007	2006	2005
		(dollars in thousands)	
NOW accounts	$115	$57	$55
Money market accounts	3,068	3,076	2,250
Passbooks	436	573	289
Certificates of deposit	25,728	20,000	13,680
	$29,347	$23,706	$16,274

Note 7 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta's credit availability program was $288,670,000 and $273,575,000 at December 31, 2007 and 2006, respectively. Short-term borrowings with the FHLB were $15,000,000 and $18,000,000 at December 31, 2007 and 2006, respectively with interest at 4.40% and 5.41% on these dates. Long-term advances outstanding were $175,000,000 and $155,000,000 at December 31, 2007 and 2006, respectively. The maturities of these long-term advances at December 31, 2007 are as follows (dollars in thousands):

Description	Rate	Amount	Maturity
FHLB advances	3.33% to 5.012%	37,000	2008
FHLB advances	4.995% to 4.996%	13,000	2009
FHLB advances	5.00%	10,000	2010
FHLB advances	-%	-	2011
FHLB advances	-%	-	2012
FHLB advances	2.64% to 4.430%	115,000	Thereafter
		$175,000	

The Bank's stock in the Federal Home Loan Bank of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type.

Note 8 - Subordinated Debentures

Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note that matures in 2035 and has a floating rate of interest of LIBOR plus 200 basis points, which was 7.24% and 7.37% at December 31, 2007 and 2006, respectively. $17,000,000 of the proceeds from Bancorp's issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

Note 9 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to the maximum amount allowed by law. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $149,000, $128,000 and $114,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000 for each of the years ended December 31, 2007, 2006 and 2005.

Note 10- Stockholders' Equity

In February 2007, Bancorp's Board of Directors declared a 10% stock dividend effective for shares outstanding on March 15, 2007. In addition, in February, 2006, the Board of Directors declared a 10% stock dividend, effective for shares outstanding as of March 28, 2006. All per share data in the accompanying financial statements and all share and per share data in the footnotes have been adjusted to give retroactive effect to these transactions.

Note 11- Stock-Based Compensation

The Company had a stock-based compensation plan that expired in December 2007, and has adopted a new plan, subject to shareholder approval at the Company's 2008 annual meeting on April 30, 2008, for directors, officers, and other key employees of the Company. Under the terms of the new plan, the Company has the ability to grant various stock compensation incentives, including stock options, stock appreciation rights, and restricted stock. The stock-based compensation is granted under terms and conditions determined by the Compensation Committee of the Board of Directors. Under both the old stock based compensation plan and the new adopted plan, stock options generally have a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of the Company vest immediately, and options granted to officers and employees vest over a five-year period, although the Compensation Committee has the authority to provide for different vesting schedules.

Note 12- Regulatory Matters - Continued

The following table presents the Bank's actual capital amounts and ratios at December 31, 2007 and 2006:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2007						
Tangible (1)	$107,734	11.3%	$14,321	1.50%	N/A	N/A
Tier I capital (2)	107,734	13.7%	N/A	N/A	$47,144	6.00%
Core (1)	107,734	11.3%	38,190	4.00%	47,737	5.00%
Total (2)	117,205	14.9%	62,859	8.00%	78,573	10.00%
December 31, 2006						
Tangible (1)	$99,445	11.0%	$13,513	1.50%	N/A	N/A
Tier I capital (2)	99,445	13.1%	N/A	N/A	$45,582	6.00%
Core (1)	99,445	11.0%	36,034	4.00%	45,043	5.00%
Total (2)	108,452	14.3%	60,776	8.00%	75,971	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its stockholders' equity below its regulatory capital requirement, or the accumulated bad debt deduction.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years effectively through December 31, 1987. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2007 include $482,000, for which no provision for federal income tax has been provided.

Note 9 – Employee Benefit Plans

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to the maximum amount allowed by law. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $149,000, $128,000 and $114,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000 for each of the years ended December 31, 2007, 2006 and 2005.

Note 10- Stockholders' Equity

In February 2007, Bancorp's Board of Directors declared a 10% stock dividend effective for shares outstanding on March 15, 2007. In addition, in February, 2006, the Board of Directors declared a 10% stock dividend, effective for shares outstanding as of March 28, 2006. All per share data in the accompanying financial statements and all share and per share data in the footnotes have been adjusted to give retroactive effect to these transactions.

Note 11- Stock-Based Compensation

The Company had a stock-based compensation plan that expired in December 2007, and has adopted a new plan, subject to shareholder approval at the Company's 2008 annual meeting on April 30, 2008, for directors, officers, and other key employees of the Company. Under the terms of the new plan, the Company has the ability to grant various stock compensation incentives, including stock options, stock appreciation rights, and restricted stock. The stock-based compensation is granted under terms and conditions determined by the Compensation Committee of the Board of Directors. Under both the old stock based compensation plan and the new adopted plan, stock options generally have a maximum term of ten years, and are granted with an exercise price at least equal to the fair market value of the common stock on the date the options are granted. Generally, options granted to directors of the Company vest immediately, and options granted to officers and employees vest over a five-year period, although the Compensation Committee has the authority to provide for different vesting schedules.

Note 11- Stock-Based Compensation - Continued

Effective January 1, 2006, the Company adopted SFAS 123R using the modified-prospective transition method. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the statement of income at fair value. Under the modified-prospective transition method, the Company would recognize an expense over the remaining required service period for any stock options granted prior to January 1, 2006 for the portion of those grants for which the requisite service has not yet been rendered of which there were none. Accordingly, no adjustment was made to prior period amounts nor was any expense recorded for options granted prior to January 1, 2006 for which their requisite service period has been rendered by that date. SFAS 123R requires an entity to recognize the expense of employee services received in share-based payment transactions and measure the expense based on the grant date fair value of the award. The expense is recognized over the period during which an employee is required to provide service in exchange for the award. Stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 totaled $128,000, $163,000 and $0, respectively. The total income tax benefit recognized in the consolidated statements of income for stock-based compensation for the years ended December 31, 2007 and 2006 was $-0- and $21,000, respectively.

The weighted average grant-date fair value of options granted in 2006 was $6.73. The fair value of the options awarded under the option plan is estimated on the date of grant using the Black-Scholes valuation model, which is dependent upon certain assumptions as presented below:

	2006
Expected life (in years)	4.83
Risk-free interest rate	4.59%
Expected volatility	53.66%
Expected dividend yield	4.54%

The expected life of the options was estimated using the average vesting period of the options granted and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of the options on the grant date. Volatility of the Company's stock price was based on historical volatility. Dividend yield was based on historical dividends divided by the average market price for that period.

Information regarding the Company's stock option plan as of and for the years ended December 31, 2007 and 2006 is as follows:

	Shares	Weighted Average Price	Weighted Average Remaining Life	Aggregate Intrinsic Value
Options outstanding, December 31, 2005	-	$ -		
Options granted	124,630	15.85		
Options exercised	(990)	15.62		
Options outstanding, December 31, 2006	123,640	$ 15.85		
Options granted	-	-		
Options exercised	(825)	15.62		
Options outstanding, December 31, 2007	122,815	$15.85	2.97	$-
Options exercisable, December 31, 2007	31,823	$15.80	1.14	$-
Option price range at December 31, 2007	$15.62 to $17.18			

The total intrinsic value of options exercised during the years ended December 31, 2007 and 2006 was $- and $1,836, respectively. As of December 31, 2007, there was $403,000 of total unrecognized stock-based compensation cost related to non-vested stock options, which is expected to be recognized over a period of thirty eight months.

Note 12- Regulatory Matters

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2007 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table.

Note 12- Regulatory Matters - Continued

The following table presents the Bank's actual capital amounts and ratios at December 31, 2007 and 2006:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	%	Amount	%	Amount	%
			(dollars in thousands)			
December 31, 2007						
Tangible (1)	$107,734	11.3%	$14,321	1.50%	N/A	N/A
Tier I capital (2)	107,734	13.7%	N/A	N/A	$47,144	6.00%
Core (1)	107,734	11.3%	38,190	4.00%	47,737	5.00%
Total (2)	117,205	14.9%	62,859	8.00%	78,573	10.00%
December 31, 2006						
Tangible (1)	$99,445	11.0%	$13,513	1.50%	N/A	N/A
Tier I capital (2)	99,445	13.1%	N/A	N/A	$45,582	6.00%
Core (1)	99,445	11.0%	36,034	4.00%	45,043	5.00%
Total (2)	108,452	14.3%	60,776	8.00%	75,971	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

Bancorp's main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its stockholders' equity below its regulatory capital requirement, or the accumulated bad debt deduction.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years effectively through December 31, 1987. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2007 include $482,000, for which no provision for federal income tax has been provided.

Note 13- Income Taxes

The income tax provision consists of the following for the years ended December 31:

	2007	2006	2005
	(dollars in thousands)		
Current			
Federal	$7,471	$9,186	$7,241
State	1,595	2,043	1,472
	9,066	11,229	8,713
Deferred			
Federal	(863)	(511)	176
State	(294)	(110)	37
	(1,157)	(621)	213
Total income tax provision	$7,909	$10,608	$8,926

The amount computed by applying the statutory federal income tax rate to income before federal taxes is greater than the taxes provided for the following reasons for the years ended December 31,:

	2007		2006		2005	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
	(dollars in thousands)					
Statutory Federal income tax rate	$6,657	35.0%	$9,225	35.0%	$8,218	35.0%
State tax net of Federal income tax benefit	846	4.5%	1,256	4.8%	981	4.2%
Other adjustments	406	2.1%	127	0.4%	(273)	(1.2%)
	$7,909	41.6%	$10,608	40.2%	$8,926	38.0%

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation requires an entity to analyze each tax position taken in its tax returns and determine the likelihood that that position will be realized. Only tax positions that are "more-likely-than-not" to be realized can be recognized in an entity's financial statements. For tax positions that do not meet this recognition threshold, an entity will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized on the financial statements. The

Note 13- Income Taxes - Continued

Company adopted this Interpretation on January 1, 2007. The Company does not have any unrecognized tax benefits at December 31, 2007 or during the year ended December 31, 2007. No recognized tax benefits are expected to arise within the next twelve months.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006 are presented below:

	2007	2006
	(dollars in thousands)	
Deferred Tax Assets:		
Allowances for loan losses	$4,352	$3,570
Reserve for uncollected interest	261	90
Other	58	19
Total deferred tax assets	4,671	3,679
Deferred Tax Liabilities:		
Federal Home Loan Bank stock dividends	(84)	(82)
Loan origination costs	(874)	(892)
Accelerated depreciation	(342)	(532)
Other	(121)	(80)
Total deferred tax liabilities	(1,421)	(1,586)
Net deferred tax assets	$3,250	$2,093

Note 14- Related Party Transactions

During the years ended December 31, 2007, 2006 and 2005, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

Prior to 2007, two subsidiaries rented property from a director of the Bank. Rent paid on these properties was $56,000 for each of the years ended December 31, 2006 and 2005.

During January, 2007, a law firm, in which the President of the Company and Bank is a partner, entered into a five year lease agreement with a subsidiary of the Company. The term of the lease is five years with the option to renew the lease for three additional five year terms. The total lease payments received by the subsidiary was $231,000 for the year ended December 31, 2007. In addition, the law firm represents the Company and the Bank in certain legal matters. The fees for services rendered by that firm were $315,000, $325,000 and $191,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Management believes that the terms in the above mentioned transactions were no less favorable to the Company than the terms that would have been obtained in transactions with non-affiliated persons or entities.

Note 15- Disclosure About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds, interest-bearing deposits in other banks, accrued interest receivable, and accrued interest payable due to the short-term nature of these instruments. Fair value is based upon market prices quoted by dealers for investment securities and estimates using bid prices published in financial newspapers for investment securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. The fair value of loans receivable was estimated using a discounted cash flows calculation using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation using the rates currently offered on deposits of similar remaining maturities. For FHLB advances and subordinated debentures, fair value is estimated using a discounted cash flow calculation using currently available rate for borrowings with similar terms and remaining maturities.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including loan commitments. Fair value is estimated using fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counter parties credit standings. Any fees charged are immaterial.

Note 15- Disclosure About Fair Value of Financial Instruments - Continued

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)			
Financial Assets				
Cash and cash equivalents	$11,266	$11,266	$18,715	$18,715
Investment securities	2,383	2,330	7,271	7,117
FHLB stock	10,172	10,172	9,468	9,468
Loans held for sale	1,101	1,101	2,970	2,970
Loans receivable, net	891,913	877,647	832,507	836,164
Accrued interest receivable	5,330	5,330	5,070	5,070
Financial Liabilities				
Deposits	$652,773	$653,433	$626,524	$627,066
FHLB advances	190,000	186,275	173,000	168,662
Subordinated debentures	20,619	20,619	20,619	20,619
Accrued interest payable	1,034	1,034	865	865
Off Balance Sheet Commitments	$ -	$ -	$ -	$ -

Note 16- Condensed Financial Information (Parent Company Only)

Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2007 and 2006 and results of operations and cash flows for each of the years ended December 31, 2007, 2006 and 2005 is summarized below.

	December 31,	
	2007	2006
	(dollars in thousands)	
Statements of Financial Condition		
Cash	$1,905	$1,643
Equity in net assets of subsidiaries:		
Bank	107,734	99,445
Non-Bank	4,367	4,636
Loans	1,199	1,199
Other assets	1,628	923
Total assets	$116,833	$107,846
Subordinated debentures	$20,619	$20,619
Other liabilities	938	785
Total liabilities	21,557	21,404
Stockholders' equity	95,276	86,442
Total liabilities and stockholders' equity	$116,833	$107,846

	For the Years Ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Statements of Income			
Interest income	$ 116	$ 129	$ 36
Interest expense on subordinated debentures	1,487	1,443	1,087
Net interest expense	(1,371)	(1,314)	(1,051)
Dividends received from subsidiaries	6,182	3,424	2,920
General and administrative expenses	282	292	153
Income before income taxes and equity in undistributed net income of subsidiaries	4,529	1,818	1,716
Income tax benefit	2	415	27
Equity in undistributed net income of subsidiaries	6,580	13,515	12,811
Net income	$11,111	$15,748	$14,554

Note 16- Condensed Financial Information (Parent Company Only) - Continued

	For the Years Ended December 31,		
	2007	2006	2005
	(dollars in thousands)		
Statements of Cash Flows			
Cash Flows from Operating Activities:			
Net income	$11,111	$15,748	$14,554
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(6,580)	(13,515)	(12,811)
Increase in other assets	(705)	(57)	(134)
Stock-based compensation expense	128	163	-
Increase (decrease) in other liabilities	153	(300)	586
Cash provided by operating activities	4,107	2,039	2,195
Cash Flows from Investing Activities:			
Net (increase) decrease in loans	-	657	(1,856)
Investment in subsidiaries	(1,440)	(700)	-
Cash used in investing activities	(1,440)	(43)	(1,856)
Cash Flows from Financing Activities:			
Dividends paid on capital stock	(2,418)	(2,196)	(1,996)
Proceeds from exercise of options	13	15	-
Cash used in financing activities	(2,405)	(2,181)	(1,996)
Increase (decrease) in cash and cash equivalents	262	(185)	(1,657)
Cash and cash equivalents at beginning of year	1,643	1,828	3,485
Cash and cash equivalents at end of year	$1,905	$1,643	$1,828

Note 17- Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended December 31, 2007 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$18,013	$17,987	$18,201	$17,613
Interest expense	8,956	9,449	9,872	9,899
Net interest income	9,057	8,538	8,329	7,714
Provision for loan losses	425	537	750	750
Net interest income after provision for loan losses	8,632	8,001	7,579	6,964
Other income	1,689	1,292	673	682
Other expense	4,386	4,349	4,014	3,743
Income before income tax provision	5,935	4,944	4,238	3,903
Income tax provision	2,445	2,053	1,806	1,605
Net income	$3,490	$2,891	$2,432	$2,298
Per share data:				
Earnings – basic[1]	$.35	$.29	$.24	$.23
Earnings – diluted[1]	$.35	$.29	$.24	$.23

Summarized unaudited quarterly financial data for the year ended December 31, 2006 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)			
Interest income	$16,255	$17,545	$18,174	$18,201
Interest expense	6,844	7,765	8,490	8,961
Net interest income	9,411	9,780	9,684	9,240
Provision for loan losses	382	375	392	412
Net interest income after provision for loan losses	9,029	9,405	9,292	8,828
Other income	600	1,391	801	1,075
Other expense	3,039	4,005	3,355	3,666
Income before income tax provision	6,590	6,791	6,738	6,237
Income tax provision	2,608	2,704	2,740	2,556
Net income	$3,982	$4,087	$3,998	$3,681
Per share data				
Earnings – basic[1]	$.39	$.41	$.40	$.36
Earnings – diluted[1]	$.39	$.41	$.40	$.36

[1] Retroactively adjusted to reflect a 10% stock dividend declared February 20, 2007 effective for shares outstanding on March 15, 2007 and a 10% stock dividend declared February 21, 2006 effective for shares outstanding on March 28, 2006.

Exhibit 3.2

BYLAWS
OF
SEVERN BANCORP, INC.

ARTICLE I. HOME OFFICE

The home office of Severn Bancorp, Inc. (the "Corporation") is 1919A West Street, Annapolis, in the County of Anne Arundel, in the State of Maryland.

ARTICLE II. SHAREHOLDERS

Section 1. Place of Meetings. All annual and special meetings of Shareholders shall be held at the home office of the Corporation or at such other place in the State in which the principal place of business of the Corporation is located as the Board of Directors may determine.

Section 2. Annual Meeting. A meeting of the shareholders of the Corporation for the election of directors and for the transaction of any other business of the Corporation shall be held annually within 120 days after the end of the Corporation's fiscal year as the Board of Directors may determine.

Section 3. Special Meetings. Special Meetings for any purpose or purposes may be called at any time by the Chairman of the Board, the President or a majority of the Board of Directors, and shall be called by the Chairman of the Board, the President or the Secretary upon the written request of the holders of no less than 25% of all the outstanding capital stock of the Corporation entitled to vote at the meeting. Such written request shall state the purpose or purposes of the meeting and shall be delivered to the home office of the Corporation addressed to the Chairman of the Board, the President or the Secretary.

Section 4. Conduct of Meetings. Annual and Special Meetings shall be conducted in accordance with the most current edition of Robert's Rules of Order unless otherwise prescribed by regulations of the Board or these Bylaws. The Board of Directors shall designate, when present, either the Chairman of the Board or President to preside at such meetings.

Section 5. Notice of Meetings. Written notice stating the place, day and hour of the meeting and the purpose(s) for which the meeting is called shall be delivered no fewer than 10 nor more than 50 days before the date of the meeting, either personally or by mail, by or at the direction of the Chairman of the Board, the President, or the secretary, or the directors calling the meeting, to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the mail, addressed to the Shareholder at the address as it appears on the stock transfer books or records of the Corporation as of the record date prescribed in Section 6 of this Article II, with postage prepaid. When any Shareholders' meeting, either Annual or Special, is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for less than 30 days or of the business to be transacted at the meeting, other than an announcement at the meeting at which such adjournment is taken.

Section 6. Fixing of Record Date. For the purpose of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment , or Shareholders entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors shall fix in advance a date as the record date for any such determination of Shareholders. Such date in any case shall be not more than 60 days and, in case of a meeting of Shareholders, not fewer than 10 days prior to the date on which the particular action, requiring such determination of Shareholders, is to be taken. When a determination of Shareholders entitled to vote at any meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment.

Section 7. Voting Lists. At least 20 days before each meeting of the Shareholders, the officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of the Shareholders entitled to vote at such meeting, or any adjournment, arranged in alphabetical order, with the address and the number of shares held by each. This list of Shareholders shall be kept on file at the home office of the Corporation and shall be subject to inspection by any Shareholder at any time during usual business hours, for a period of 20 days prior to such meeting. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection by any Shareholder during the entire time of the meeting. The original stock transfer book shall constitute prima facie evidence of the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders.

Section 8. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders. If less than a majority of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to constitute less than a quorum.

Section 9. Proxies. At all meetings of Shareholders, a Shareholder may vote by proxy executed in writing by the Shareholder or by his duly authorized attorney in fact. Proxies solicited on behalf of the management shall be voted as directed by the Shareholder or, in the absence of such direction, as determined by a majority of the Board of Directors. No proxy shall be valid more than eleven months from the date of its execution except for a proxy coupled with an interest.

Section 10. Voting of Shares in the Name of Two or More Persons. When ownership stands in the name of two or more persons, in the absence of written directions to the Corporation to the contrary, at any meeting of the Shareholders of the Corporation any one or more of such Shareholders may cast, in person or by proxy, all votes to which such ownership is entitled. In the event an attempt is made to cast conflicting votes, in person or by proxy, by the several persons in whose names shares of stock stand, the vote or votes to which those persons are entitled shall be cast as directed by a majority of those holding such and present in person or by proxy at such meeting, but no votes shall be cast for such stock if a majority cannot agree.

Section 11. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by any officer, agent or proxy as the Bylaws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name. Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer into his name if authority to do so is contained in an appropriate order of the court or other public authority by which such receiver was appointed.

A Shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee and thereafter the pledgee shall be entitled to vote the shares so transferred.

Neither treasury shares of its own stock held by the Corporation nor shares held by another corporation, if a majority of the shares entitled to vote for the election of directors of such other corporation are held by the Corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time for purposes of any meeting.

Section 12. Voting. At each election for directors every shareholder entitled to vote at such election shall be entitled to one vote for each share of stock held by him. Unless otherwise provided by these Bylaws, the Articles of Incorporation, or the General Laws of the State of Maryland, a majority of those votes cast by shareholders at a lawful meeting shall be sufficient to pass on a transaction or matter.

Section 13. Inspectors of Election. In advance of any meeting of Shareholders, the Board of Directors may appoint any persons other than nominees for off ice as inspectors of election to act at such meeting or any adjournment. The number of inspectors shall be either one or three. Any such appointment shall not be altered at the meeting. If inspectors of election are not so appointed, the Chairman of the Board or the President may, or on the request of not fewer than l0% of the votes represented at the meeting shall, make such appointment at the meeting. If appointed at the meeting, the majority of the votes present shall determine whether one or three inspectors are to be appointed. In case any person appointed as inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment by the Board of Directors in advance of the meeting, or at the meeting by the Chairman of the Board or the President. Unless otherwise prescribed by regulations of the Board, the duties of such inspectors shall include: determining the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies; receiving votes, ballots, or consents; hearing and determining all challenges and questions in any way arising in connection with the rights to vote; counting and tabulating all votes or consents; determining the result; and such acts as may be proper to conduct the election or vote with fairness to all Shareholders.

Section 14. Nominating Committee. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least 60 days prior to the date of the Annual Meeting. No nominations for directors except those made by the nominating committee shall be voted upon at the Annual Meeting unless other nominations by Shareholders are made in writing and delivered to the Secretary of the Corporation at least 60 days prior to the date of the Annual Meeting. Ballots bearing the names of all persons nominated by the nominating committee and by Shareholders shall be provided for use at the Annual meeting. However, if the nominating committee shall fail or refuse to act at least 20 days prior to the Annual Meeting, nominations for directors may be made at the Annual Meeting by any Shareholder entitled to vote and shall be voted upon.

Section 15. New Business. Any new business to be taken up at the Annual Meeting shall be stated in writing and filed with the Secretary of the Corporation at least 60 days before the date of the Annual Meeting, and all business so stated, proposed, and filed shall be considered at the Annual Meeting but no other proposal shall be acted upon at the Annual Meeting. Any shareholder may make any other proposal at the Annual Meeting and the same may be discussed and considered, but unless stated in writing and filed with the Secretary at least 60 days before the meeting, such proposal shall be laid over for action at an Adjourned, Special, or Annual Meeting of the Shareholders taking place 30 days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the Annual Meeting of reports of officers, directors and committees; but in connection with such reports no new business shall be acted upon at such Annual Meeting unless stated and filed as herein provided.

Section 16. Informal Action by Shareholders. Any action required to be taken at a meeting of the Shareholders, or any other action which may be taken at a meeting of the Shareholders, may be taken without a meeting if consent in writing, setting forth the action so taken, shall be given by all of the Shareholders entitled to vote with respect to the subject matter.

ARTICLE III. BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be under the direction of its Board of Directors. The Board of Directors shall annually elect a Chairman of the Board and a President from among its members and shall designate, when present, either the Chairman of the Board or the President to preside at its meetings.

Section 2. Number and Term. The Board of Directors shall consist of up to eleven directors and no less than seven directors. The directors shall be divided into three classes as nearly equal in number as possible. The directors of each class shall be elected for a term of three years and until their successors are elected and qualified. One class shall be elected by ballot annually.

Section 3. Regular Meetings. A Regular Meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the Annual Meeting of Shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

Section 4. Special Meetings. Special Meetings of the Board of Directors may be called by or at the request of the Chairman of the Board, the President or one-third of the directors. The persons authorized to call Special Meetings of the Board of Directors may fix any place as the place for holding any Special Meeting of the Board of Directors called by such persons.

Members of the Board of Directors may participate in Special Meetings by means of conference telephone, or by means of similar communications equipment by which all persons participating in the meeting can hear each other. Such participation shall constitutepresence in person but shall not constitute attendance for the purpose of compensation pursuant to Section 12 of this Article.

Section 5. Notice. Written notice of any Special Meeting shall be given to each director at least two days prior thereto when delivered personally or by telegram, or at least five days prior thereto when delivered by mail at the address at which the director is most likely to be reached. Such notice shall be deemed to be delivered when deposited in the mail so addressed, with postage prepaid if mailed, or when delivered to the telegraph company if sent by telegram. Any director may waive notice of any meeting by a writing filed with the Secretary. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting.

Section 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting; a majority of the directors present may adjourn the meeting from time to time. Notice of any Adjourned Meeting shall be given in the same manner as prescribed by Section 5 of this Article III.

Section 7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is prescribed by regulation of the Board or by these Bylaws.

Section 8. Action Without a Meeting. Any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors.

Section 9. Resignation. Any director may resign at any time by sending a written notice of such resignation to the home office of the Corporation addressed to the Chairman of the Board or President. Unless otherwise specified, such resignation shall take effect upon receipt by the Chairman of the Board or President. More than three consecutive absences from regular meetings of the Board of Directors, unless excused by resolution of the Board of Directors, shall automatically constitute a resignation, effective when such resignation is accepted by the Board of Directors.

Section 10. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected to serve until the next election of directors by the Shareholders. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the Shareholders.

Section 11. Compensation. Directors, as such, may receive a stated salary for their services. By resolution of the Board of Directors, a reasonable fixed sum, and reasonable expenses of attendance, if any, may be allowed for actual attendance at each Regular or Special Meeting of the Board of Directors. Members of either standing or special committees may be allowed such compensation for actual attendance at committee meetings as the Board of Directors may determine.

Section 12. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any Corporation matter is taken shall be presumed to have assented to the action taken unless- his dissent or abstention shall be entered in the minutes of the meeting or unless he shall file a written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation within five days after the date a copy of the minutes of the meeting is received. Such right to dissent shall not apply to a director who voted in favor of such action.

Section 13. Removal of Directors. At a meeting of Shareholders called expressly for that purpose, any Director may be removed for cause by a vote of the holders of 75% of the shares then entitled to vote at an election of directors. If less than the entire board is to be removed, no one of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a part. Whenever the holders of the shares of any class are entitled to elect one or more directors by the provisions of the Charter or supplemental sections thereto, the provisions of this selection shall apply, in respect to the removal of a director or directors so elected, to the vote of the holders of the outstanding shares of that class and not to the vote of the outstanding shares as a whole.

ARTICLE IV. EXECUTIVE AND OTHER COMMITTEES

Section 1. Appointment. The Board of Directors, by resolution adopted by a majority of the full Board, may designate the President and two or more of the other directors to constitute an executive committee. The designation of any committee pursuant to this Article IV and the delegation of authority shall not operate to relieve the Board of Directors, or any director, of any responsibility imposed by law or regulation.

Section 2. Authority. The executive committee, when the Board of Directors is not in session, shall have and may exercise all of the authority of the Board of Directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee; and except also that the executive committee shall not have the authority of the Board of Directors with reference to: the declaration of dividends; the amendment of the Articles of Incorporation or Bylaws of the Corporation, or recommending to the Shareholders a plan of merger, consolidation, or conversion; the sale, lease or other, disposition of all or substantially all of the property and assets of the Corporation otherwise than in the usual and regular course of its business; a voluntary dissolution of the Corporation; a revocation of any of the foregoing; or the approval of a transaction in which any member of the executive committee, directly or indirectly, has any material beneficial interest.

Section 3. Tenure. Subject to the provisions of Section 8 of this Article IV, each member of the executive committee shall hold office until the next Regular Annual Meeting of the Board of Directors following his or her designation and until a successor is designated as a member of the executive committee.

Section 4. Meetings. Regular Meetings of the executive committee may be held without notice at such times and places as the executive committee may fix from time to time by resolution. Special Meetings of the executive committee may be called by any member thereof upon not less than one day's notice stating the place, date and hour of the meting, which notice may be written or oral. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

Section 5. Quorum. A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof, and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

Section 6. Action Without a Meeting. Any action required or permitted to be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the executive committee.

Section 7. Vacancies. Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full Board of Directors.

Section 8. Resignations and Removal. Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full Board of Directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the President or Secretary of the Corporation. Unless otherwise specified, such resignation shall take effect upon its receipt; the acceptance of such resignation shall not be necessary to make it effective.

Section 9. Procedure. The executive committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting held next after the proceedings shall have occurred.

Section 10. Other Committees. The Board of Directors may by resolution establish an audit, loan, or other committees composed of directors as they may determine to be necessary or appropriate for the conduct of the business of the Corporation and may prescribe the duties, constitution and procedures thereof.

ARTICLE V. OFFICERS

Section 1. Positions. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. The Board of Directors may also designate the Chairman of the Board as an officer. The Chairman of the Board shall be the Chief Executive officer, and the President will be Chief Operating Officer. The President shall be a director of the Corporation. The offices of the Secretary and Treasurer may be held by the same person and a Vice President may also be either the Secretary of the Treasurer. The Board of Directors may designate one or more Vice Presidents as Executive Vice President or Senior Vice President. The Board of Directors may also elect or authorize the appointment of such other officers as the business of the Corporation may require. The officers shall have such authority and perform such duties as the Board of Directors may from time to time authorize or determine. In the absence of action by the Board of Directors, the officers shall have such powers and duties as generally pertain to their respective offices.

Section 2. Election and Term of Office . The officers of the Corporation shall be elected annually at the first meeting of the Board of Directors held after each annual meeting of the Shareholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as possible. Each officer shall hold office until a successor has been duly elected and qualified or until the officer's death, resignation or removal in the manner hereinafter provided. Election or appointment of an officer, employee or agent shall not of itself create contractual rights. The Board of Directors may authorize the Corporation to enter into an employment contract with any officer in accordance with regulations of the Board; but no such contract shall impair the right of the Board of Directors to remove any officer at any time in accordance with Section 3 of this Article V.

Section 3. Removal. Any officer may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal, other than for cause, shall be without prejudice to the contractual rights, if any, of the person so removed.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. Remuneration. The remuneration of the officers shall be fixed from time to time by the Board of Directors.

ARTICLE VI. CONTRACTS, LOANS, CHECKS AND DEPOSITS

Section 1. Contracts. To the extent permitted by regulations of the Board, and except as otherwise prescribed by these Bylaws with respect to certificates for shares, the Board of Directors may authorize any officer, employee, or agent of the Corporation to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation. Such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, Etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by one or more officers, employees or agents of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

Section 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in any duly authorized depository as the Board of Directors may select.

ARTICLE VII. CERTIFICATES FOR SHARES AND THEIR TRANSFER

Section 1. Certificates for Shares. Certificates representing shares of capital stock of the Corporation shall be in such form as shall be determined by the Board of Directors and approved by the Board. Such certificates shall be signed by the chief executive officer or by any other officer of the Corporation authorized by the Board of Directors, attested by the Secretary or an Assistant Secretary, and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or one of its employees. Each certificate for shares of capital stock shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares are issued with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares has been surrendered and cancelled, except that in case of a lost or destroyed certificate, a new certificate may be issued upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

Section 2. Transfer of Shares. Transfer of shares of capital stock of the Corporation shall be made only on its stock transfer books. Authority for such transfer shall be given only by the holder of record or by his legal representative, who shall furnish proper evidence of such authority, or by his attorney authorized by a duly executed power of attorney and filed with the Corporation. Such transfer shall be made only on surrender for cancellation of the certificate for such shares. The person in whose name shares of capital stock stand on the books of the Corporation shall be deemed by the Corporation to be the owner for all purposes.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost stolen, or destroyed certificate or his legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 4. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as otherwise provided by law.

ARTICLE VIII. FISCAL YEAR; ANNUAL AUDIT

The fiscal year of the Corporation shall end on the 31st day of December of each year. The Corporation shall be subject to an annual audit as of the end of its fiscal year by independent public accountants appointed by and responsible to the Board of Directors.

ARTICLE IX. DIVIDENDS

Subject to the terms of the Corporation's Articles of Incorporation and the regulations and orders of the Board, the Board of Directors may, from time to time, declare, and the Corporation may pay, dividends on its outstanding shares of capital stock.

ARTICLE X . CORPORATE SEAL

The Corporate Seal of the Corporation shall be in such form as the Board of Directors shall prescribe.

ARTICLE XI. AMENDMENTS

In accordance with the Corporation's Articles of Incorporation, these Bylaws may be repealed, altered, amended or rescinded by the Shareholders of the Corporation only by vote of not less a majority of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the Shareholders called for that purpose (provided that notice of such proposed repeal, alteration, amendment or rescission is included in the notice of such meeting). In addition, except as expressly reserved for the Shareholders of the Corporation in the Articles of Incorporation, the Board of Directors may repeal, alter, amend or rescind these Bylaws by vote of a majority of the Board of Directors at a legal meeting held in accordance with the provisions of these Bylaws.

AMENDMENT TO BYLAWS OF SEVERN BANCORP, INC.

RESOLVED: that the Bylaws of the Corporation as set forth herein shall be amended as follows, effective immediately.

Sections 14 and 15 of the Bylaws of the Corporation are deleted and the following are substituted:

"Section 14. Nominating Committee. The Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee shall deliver written nominations to the Secretary at least 60 days prior to the date of the Annual Meeting. No nominations for directors except those made by the nominating committee shall be voted upon at the Annual Meeting unless other nominations by Shareholders are made in writing and delivered to the Secretary of the Corporation at lease 60 days prior to the date of the Annual Meeting. Ballots bearing the names of all persons nominated by the nominating committee and by Shareholders shall be provided for use at the Annual meeting. However, if the nominating committee shall fail or refuse to act at least 20 days prior to the Annual Meeting, nominations for directors may be made at the Annual Meeting by any Shareholder entitled to vote and shall be voted upon."

"Section 15. New Business. Any new business to be taken up at the Annual Meeting shall be stated in writing and filed with the Secretary of the Corporation at least 60 days before the date of the Annual Meeting, and all business so stated, proposed, and filed shall be considered at the Annual Meeting but no other proposal shall be acted upon at the Annual Meeting. Any shareholder may make any other proposal at the Annual Meeting and the same may be discussed and considered, but unless stated in writing and filed with the Secretary at least 60 days before the meeting, such proposal shall be laid over for action at an Adjourned, Special, or Annual Meeting of the Shareholders taking place 30 days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the Annual Meeting of reports of officers, directors and committees; but in connection with such reports no new business shall be acted upon at such Annual Meeting unless stated and filed as herein provided."

AMENDMENTS TO THE BYLAWS OF SEVERN BANCORP, INC.

Article VII of the Corporation's Bylaws is hereby amended and restated to read as follows:

ARTICLE VII. CERTIFICATES FOR SHARES, UNCERTIFICATED SHARES, AND THEIR TRANSFER

Section 1. Certificates for Shares. Shares of stock of the Corporation may be represented by certificates or may be uncertificated. Any such certificate for shares shall be in such form as the Board of Directors shall prescribe, and shall bear such information as may be required to be included in stock certificates under Maryland law. The certificate shall be signed by the chief executive officer or by any other officer of the Corporation authorized by the Board of Directors, attested by the Secretary or an Assistant Secretary, and sealed with the corporate seal or a facsimile thereof. The signatures of such officers upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar other than the Corporation itself or one of its employees.

Section 2. Uncertificated Shares. The Corporation may issue some or all of any class or series of stock without certificates, in compliance with the procedures required under applicable law for the issuance and registration of transfer thereof, and may take any other action relating to uncertificated shares as the Board of Directors may deem appropriate. No such authorization shall affect previously issued and outstanding shares represented by certificates until such certificates shall have been surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall issue or caused to be issued to the holder of such shares a written statement of the information required to be included on stock certificates under Maryland law. Notwithstanding the adoption of any resolution providing for uncertificated shares, each registered holder of stock represented by uncertificated shares shall be entitled, upon request to the custodian of the stock transfer books of the Corporation, or other person designated as the custodian of the records of uncertificated shares, to have physical certificates representing such shares registered in such holder's name. Except as otherwise expressly provided by law, the rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.

Section 3. Transfers of Shares. Transfer of shares of capital stock of the Corporation shall be made only on its stock transfer books. Authority for such transfer shall be given only by the holder of record or by his legal representative, who shall furnish proper evidence of such authority, or by his attorney authorized by a duly executed power of attorney and filed with the Corporation. Transfers of shares represented by certificates shall be made only on surrender for cancellation of the certificate for such shares. Transfer of uncertificated shares shall be made only upon the receipt of proper transfer instructions from the registered owner thereof. The person in whose name shares of capital stock stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

Section 4. Lost, Stolen or Destroyed Certificates. Any person claiming a share certificate to be lost, stolen or destroyed shall make an affidavit or affirmation of the fact in such manner as the Board of Directors may require and shall, if the Board of directors so requires, give the Corporation a bond of indemnity in form and amount, and with one or more sureties satisfactory to the Board of Directors, as the Board of Directors may require, whereupon the Corporation may issue (i) a new certificate or certificates of stock or (ii) uncertificated shares in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed.

Section 5. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as otherwise provided by law.

Exhibit 10.1

DESCRIPTION OF DIRECTORS AND NAMED EXECUTIVE OFFICERS COMPENSATION

In accordance with the "Frequently Asked Questions" bulletin posted by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on November 23, 2004 on the Securities and Exchange Commission's website, we are disclosing the following information that the Securities and Exchange Commission may deem to be material definitive agreements with our directors and executive officers.

Bancorp does not compensate its directors. Each director of Bancorp is also a director of the Bank. Meetings of the directors of Bancorp are held immediately before or after meetings of the directors of the Bank. In 2008, non-employee directors of the Bank will receive $2,300 per attended meeting, with the Vice-Chairman receiving $5,500 per attended meeting. In addition, each non-employee committee member will receive the following: $300 per Compliance Committee meeting; $625 per Audit and Examining Committee meeting; $880 per Compensation Committee meeting; $800 per Corporate Governance Committee meeting; and $880 per Audit and Examining Committee meeting. The Chairman of the committees will receive a fee of up to $270 per committee meeting. The Board members receive no additional compensation for acting as the Nominating Committee.

We have not entered into employment agreements with any of the executive officers, who are employed on an at-will basis. In 2008, the Bank's executive officers will earn the annual base salaries set forth opposite their names below and will be entitled to a bonus, if any, as determined by the Compensation Committee:

Name	Title	2008 Salary
Alan J. Hyatt	President and Chief Executive Officer	$325,000
S. Scott Kirkley	Executive Vice President, Secretary and Treasurer	$245,000
Thomas G. Bevivino	Executive Vice President and Chief Financial Officer	$179,000

The executive officers are entitled to participate in the Bank's 401(k) Plan and in an Employee Stock Ownership Plan. The Bank makes a matching contribution of 50% of each executive officer's 401(k) Plan contribution up to 6% of such executive officer's salary, and an additional non-matching contribution at the discretion of the Board of Directors. In addition, the Bank pays the health insurance premiums for Mr. Kirkley and Mr. Bevivino.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-133242) of our report dated February 28, 2008, relating to the consolidated financial statements of Severn Bancorp, Inc. and subsidiaries appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 2007

Beard Miller Company LLP

Beard Miller Company LLP
Baltimore, Maryland
March 10, 2008

Exhibit 31.1

Certification of Principal Executive Officer

I, Alan J. Hyatt, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2008

/s/ Alan J. Hyatt
President and Chief Executive Officer

Exhibit 31.2

Certification of Principal Financial Officer

I, Thomas G. Bevivino, certify that:

1) I have reviewed this annual report on Form 10-K of Severn Bancorp, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and;

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2008

/s/ Thomas G. Bevivino
Executive Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), each of the undersigned officers of Severn Bancorp, Inc. ("Bancorp") does hereby certify with respect to the Annual Report of Bancorp on Form 10-K for the period ended December 31, 2007 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Bancorp.

SEVERN BANCORP, INC.

Date: March 11, 2008

/s/ Alan J. Hyatt
Alan J. Hyatt, President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

Date: March 11, 2008

/s/ Thomas G. Bevivino
Thomas G. Bevivino, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

SHAREHOLDER INFORMATION

Board of Directors

Alan J. Hyatt
Chairman of the Board

Louis DiPasquale, Jr.
Motel Owner/Operator

Melvin Hyatt
Retired Investor

Melvin E. Meekins, Jr.
Vice Chairman of the Board

S. Scott Kirkley
Executive Vice President,
Secretary and Treasurer
of Severn Bancorp, Inc.

Ronald P. Pennington
Retired investor

T. Theodore Schultz
President Schultz and Co., Inc.
Accounting and tax practice

Keith Stock
President
Mastercard Advisors

Albert W. Shields
Vice President of Sales for the
Northeast Region of HD Builder
Solutions Group, a division of
The Home Depot

Investor Relations

S. Scott Kirkley
Severn Bancorp, Inc.
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
skirkley@severnbank.com

Corporate Officers

Alan J. Hyatt
President and
Chief Executive Officer

S. Scott Kirkley
Executive Vice President

Thomas G. Bevivino
Executive Vice President and
Chief Financial Officer

Corporate Headquarters

200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000
Toll free: (800) 752-5854
Fax: (410) 841-6296

Internet Address

www.severnbank.com

Branch Locations

Annapolis Branch
1917 West Street
Annapolis, MD 21401
Phone: (410) 268-4554

Glen Burnie Branch
413 Crain Highway, S.E.
Glen Burnie, MD 21061
Phone: (410) 768-6900

Edgewater Branch
3083 Solomons Island Road
Edgewater, MD 21037
Phone: (410) 956-3700

Westgate Branch
200 Westgate Circle, Suite 200
Annapolis, MD 21401
Phone: (410) 260-2000

Independent Auditor

Beard Miller Company LLP
100 West Road
Suite 404
Baltimore, MD 21204

General Counsel

Hyatt & Weber, P.A.
200 Westgate Circle, Suite 500
Annapolis, MD 21401

SEC Counsel

Blank Rome, LLP
600 New Hampshire Ave., NW
Washington, D.C. 20037

Stock Exchange Listing

The common stock of Severn Bancorp, Inc. is traded on the Nasdaq Capital market under the symbol "SVBI"

Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 01016
Attn: Investor Relations
Phone: (800) 368-5948

Annual Meeting

The Annual Meeting of stockholders will be held on April 30, 2008 at 9:00 A.M. at Greystone Grill
200 Westgate Circle
Annapolis, MD 21401

Notes

Severn Bancorp, Inc.

200 Westgate Circle, Suite 200
Annapolis, MD 21401
410-260-2000
www.severnbank.com

END